BOMBARDIER

THIRD QUARTERLY REPORT

Nine-month period ended October 31, 2005


05013281

MANAGEMENT'S DISCUSSION AND ANALYSIS

All amounts in this report are in U.S. dollars and tabular figures are in millions of U.S. dollars, unless otherwise indicated.

Forward-looking statements
This Management's Discussion and Analysis ("MD&A") includes forward-looking statements that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier Inc.'s annual report for fiscal year 2005 under the heading Risks and uncertainties in the MD&A section. Unless otherwise required by applicable securities laws, Bombardier Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

This MD&A is based on reported earnings in accordance with Canadian generally accepted accounting principles ("GAAP") and on the following non-GAAP financial measures:

EBITDA before special items:	Earnings (loss) before net interest, income taxes, depreciation and amortization and special items
EBIT before special items:	Earnings (loss) before net interest, income taxes and special items
EBT before special items:	Earnings (loss) before income taxes and special items
EPS from continuing operations before special items:	Earnings (loss) per share from continuing operations before special items
Free cash flow:	Cash flows from operating activities less net additions to property, plant and equipment

These non-GAAP measures are directly derived from the interim consolidated financial statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. The reconciliation to the most comparable GAAP measures is provided in the following sections of the MD&A:

- Reconciliation of EBITDA and EBIT, before special items, to EBIT – see the tables of analysis of results in the aerospace and transportation sections.
- Reconciliation of EBT before special items to EBT – see the table of consolidated results in the overview section.
- Reconciliation of earnings (loss) per share from continuing operations before special items to earnings (loss) per share – see the reconciliation of earnings (loss) per share from continuing operations table following the table of consolidated results in the overview section.
- Reconciliation of free cash flow to cash flow from operating activities – see the first table in the cash flows section.

Management believes that a significant portion of the users of its interim consolidated financial statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.

Highlights of the quarter

- EBT from continuing operations before special items of $27 million for the three-month period ended October 31, 2005, compared to $48 million for the same period last fiscal year.
- Earnings per share from continuing operations before special items of $0.01 per share for the three-month period ended October 31, 2005, compared to $0.02 per share for the same period last fiscal year.
- Net loss of $9 million, compared to a net income of $10 million.
- Free cash flow of $125 million, an improvement of $277 million.
- Cash and cash equivalents of $2.5 billion as at October 31, 2005.

Aerospace

- EBIT of $28 million for the three-month period ended October 31, 2005, compared to $43 million for the same period last fiscal year.
- 48 deliveries and 57 net orders for business aircraft, an increase of 71% and 43% respectively.
- Continuing difficult environment for regional aircraft as evidenced by the filing under Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) by Delta Air Lines, Northwest Airlines, Mesaba Aviation, and FLYi (including Independence Air).
- 26 deliveries for regional aircraft, a decrease of 37%.
- Production of the 50-passenger *CRJ200* aircraft temporarily suspended as of January 2006.
- Closing of a $1.7-billion securitization transaction to provide financing for 70 regional aircraft ("RASPRO").

Transportation

- Stable level of EBIT percentage before special items for the last six quarters.
- $2.1 billion in new orders for the three-month period ended October 31, 2005.
- New orders exceeded revenues by $303 million for the nine-month period ended October 31, 2005 (book-to-bill ratio of 1.1).

Basis of presentation

During the second quarter of current fiscal year, the Corporation sold Bombardier Capital's ("BC") inventory finance and on-balance sheet manufactured housing operations. In addition, in November 2005, the Corporation entered into an agreement to assign the servicing rights and obligations of BC's off-balance sheet manufactured housing operations. The related results of operations have been segregated in the consolidated statements of income and reported as discontinued operations for all periods presented. The assets and liabilities of these operations are reported as "Assets held for sale" and "Liabilities related to assets held for sale" in the consolidated balance sheets as at October 31, 2005, and January 31, 2005.

Consolidated results

Consolidated results of operations were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Revenues	**$ 3,343**	$ 3,607	**$ 10,822**	$ 10,951
Cost of sales	**2,886**	3,129	**9,377**	9,723
Margin	**457**	478	**1,445**	1,228
Operating expenses[(1)]	**252**	249	**768**	729
Amortization	**139**	143	**401**	425
Interest expense, net	**39**	38	**135**	117
EBT from continuing operations before special items	**27**	48	**141**	(43)
Special items	**(25)**	(43)	**(51)**	(134)
EBT from continuing operations	**2**	5	**90**	(177)
Income tax expense (recovery)	**-**	(3)	**26**	(23)
Income (loss) from continuing operations	**2**	8	**64**	(154)
Income (loss) from discontinued operations, net of tax[(2)]	**(11)**	2	**99**	13
Net income (loss)	**$ (9)**	$ 10	**$ 163**	$ (141)
Basic and diluted earnings (loss) per share (in dollars)				
From continuing operations	**$ -**	$ -	**$ 0.03**	$ (0.10)
Net income (loss)	**$ (0.01)**	$ -	**$ 0.08**	$ (0.09)
(as a percentage of revenues)				
Margin	**13.7%**	13.3%	**13.4%**	11.2%
EBT *from continuing operations* before special items	**0.8%**	1.3%	**1.3%**	(0.4)%
EBT from continuing operations	**0.1%**	0.1%	**0.8%**	(1.6)%

(1) Comprised of selling, general and administrative, and research and development expenses.
(2) Represents the results of operations of BC's inventory finance and on- and off-balance sheet manufactured housing operations.

Reconciliation of earnings (loss) per share from continuing operations was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Income (loss) *from continuing operations before special* items	**$ 25**	$ 35	**$ 106**	$ (41)
Special items, net of tax	**(23)**	(27)	**(42)**	(113)
Income (loss) from continuing operations	**$ 2**	$ 8	**$ 64**	$ (154)
Basic and diluted *earnings (loss) per share (in dollars)*:				
From continuing operations before special items	**$ 0.01**	$ 0.02	**$ 0.05**	$ (0.03)
Special items, net of tax	**(0.01)**	(0.02)	**(0.02)**	(0.06)
From continuing operations	**$ -**	$ -	**$ 0.03**	$ (0.10)

Revenues

The $264-million and $129-million decreases for the three- and nine-month periods reflect lower rolling stock revenues resulting mainly from decreased mainline revenues in the United Kingdom ("U.K.") and Germany due to a lower level of activities in these markets and to lower deliveries of *CRJ200* aircraft. These decreases were partially offset by increased deliveries of business aircraft.

Margin percentage

The 0.4% increase in the margin percentage for the three-month period mainly reflects:

- a higher margin in the transportation segment, as a result of improvements in contract execution and the positive impact of the restructuring.

Partially offset by:

- a lower margin in the aerospace segment, as a result of lower deliveries of *CRJ200* aircraft and higher sales incentive costs for regional aircraft, partially offset by increased deliveries and improved selling prices for business aircraft.

The 2.2% increase in the margin percentage for the nine-month period reflects higher margins in both the aerospace and transportation segments.

Operating expenses
The $3-million and $39-million increases for the three- and nine-month periods are mainly due to higher costs relating to the *CSeries* aircraft feasibility study and to higher marketing expenses in the aerospace segment as a result of increased business aircraft activities, partially offset by lower expenses in the transportation and BC segments.

Amortization
The $4-million and $24-million decreases for the three- and nine-month periods are mainly due to lower amortization in the transportation segment, partially offset by higher amortization in the aerospace segment. In addition, the decrease for the nine-month period is due to the continued reduction in assets under operating leases in the BC segment.

Net interest expense (excluding BC's interest expense, which is classified in cost of sales)
The $18-million increase for the nine-month period is mainly due to an increase in long-term debt as a result of the issuance, in April 2004, of $750 million of notes, and to interest expense on long-term debt of consolidated variable interest entities ("VIEs"). The consolidation of these VIEs began in the fourth quarter of fiscal year 2005. For the three-month period, the increase in interest expense arising from consolidated VIEs was mainly offset by higher interest income.

Special items
The special items relate to the restructuring plan in the transportation segment.

Income taxes
The effective income tax rate was 28.9% for the nine-month period ended October 31, 2005, compared to an effective income tax recovery rate of 13.0% for the same period last fiscal year. The combined statutory income tax rate was 31.9% for both periods. For the nine-month period ended October 31, 2004, the lower effective income tax recovery rate compared to the statutory income tax rate is mainly due to the non-recognition of certain income tax benefits related to the restructuring initiative, and operating losses in certain jurisdictions in the transportation segment.

Discontinued operations
Income (loss) from discontinued operations was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Income (loss) from discontinued operations, net of tax before the following:	**$ (1)**	$ 2	**$ 6**	$ 13
Gain (loss), net of tax, on sale of:				
Inventory finance operations	**-**	-	**121**	-
On-balance sheet manufactured housing operations	**-**	-	**(18)**	-
Loss related to planned disposal of off-balance sheet manufactured housing operations, net of tax	**(10)**	-	**(10)**	-
	$ (11)	$ 2	**$ 99**	$ 13

Order backlog
The order backlog decreased to $30.7 billion as at October 31, 2005, from $31.5 billion as at January 31, 2005. The negative impact of the weakening of the euro and the sterling pound compared to the U.S. dollar on the order backlog of the transportation segment, amounting to approximately $1.1 billion, was partially offset by higher order intake compared to revenues recorded in the transportation segment.

AEROSPACE

OVERVIEW

Aircraft deliveries

Total aircraft deliveries were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Business aircraft (including those of the fractional ownership program)	**48**	28	**130**	81
Regional aircraft	**26**	41	**105**	140
Amphibious aircraft	**-**	-	**1**	-
	74	69	**236**	221

The increases in total deliveries for the three- and nine-month periods are mainly due to higher deliveries of business aircraft, partially offset by lower deliveries of *CRJ200* aircraft.

Analysis of results

Bombardier Aerospace's results were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Segmented revenues				
Manufacturing				
Regional aircraft	**$ 538**	$ 707	**$ 2,063**	$ 2,498
Business aircraft	**728**	462	**2,098**	1,253
Other	**59**	57	**203**	162
Total manufacturing revenues	**1,325**	1,226	**4,364**	3,913
Services(1)	**340**	251	**909**	823
Other(2)	**122**	149	**407**	601
Total segmented revenues	**1,787**	1,626	**5,680**	5,337
Cost of sales	**1,536**	1,382	**4,887**	4,651
Margin	**251**	244	**793**	686
Operating expenses(3)	**121**	104	**350**	295
EBITDA	**130**	140	**443**	391
Amortization	**102**	97	**298**	279
EBIT	**$ 28**	$ 43	**$ 145**	$ 112
(as a percentage of total segmented revenues)				
Margin	**14.0%**	15.0%	**14.0%**	12.9%
EBITDA	**7.3%**	8.6%	**7.8%**	7.3%
EBIT	**1.6%**	2.6%	**2.6%**	2.1%

(1) Includes revenues from spare parts, fractional ownership and hourly flight entitlement programs' service activities, product support activities and defence services.
(2) Includes mainly sales of pre-owned aircraft.
(3) Comprised of selling, general and administrative, and research and development expenses.

Segmented revenues

Manufacturing revenues – The $99-million and the $451-million increases for the three- and nine-month periods are mainly due to:

- increased deliveries of business aircraft;
- increased deliveries of *CRJ705* aircraft;
- improved selling prices for business aircraft; and
- increased deliveries of wide-body business aircraft interiors.

Partially offset by:
- lower deliveries of *CRJ200* aircraft; and
- lower deliveries of *CRJ700* aircraft.

Service revenues – The $89-million and $86-million increases for the three- and nine-month periods are mainly due to:
- higher revenues from defence services due to the achievement of milestones on a contract; and
- higher revenues from fractional ownership and hourly flight entitlement programs-related services.

Other revenues – The $27-million and $194-million decreases for the three- and nine-month periods are mainly due to the mix and lower volume of pre-owned business aircraft sold.

Margin percentage
The 1.0% decrease for the three-month period is mainly due to:
- lower deliveries of *CRJ200* aircraft;
- higher sales incentive costs, mainly due to the continuing difficult environment for regional aircraft financing; and
- lower margin on spare parts.

Partially offset by:
- increased deliveries and improved selling prices for business aircraft;
- increased deliveries of *CRJ705* aircraft; and
- improved margins on pre-owned business aircraft sold.

The 1.1% increase for the nine-month period is mainly due to:
- increased deliveries and improved selling prices for business aircraft;
- increased deliveries of *CRJ705* aircraft; and
- lower severance and other involuntary termination costs.

Partially offset by:
- lower deliveries of *CRJ200* aircraft;
- higher sales incentive costs; and
- lower margin on spare parts.

Operating expenses
The $17-million and $55-million increases for the three- and nine-month periods are mainly due to higher costs relating to the *CSeries* aircraft feasibility study and to higher marketing expenses resulting from increased business aircraft activities.

Amortization
The amortization of tooling costs amounted to $65 million and $195 million for the three- and nine-month periods compared to $66 million and $193 million for the same periods last fiscal year.

Order backlog

Bombardier Aerospace's order backlog was as follows as at:

(in billions of dollars)	**October 31, 2005**	January 31, 2005
Aircraft programs	**$ 9.1**	$ 9.1
Defence services	**1.1**	1.1
	$ 10.2	$ 10.2

Workforce reduction and temporary suspension of production for *CRJ200* aircraft

In July 2005, the production rate of the 50-passenger *CRJ200* aircraft was adjusted to 18 aircraft per year, effective January 2006. The anticipated workforce reduction totalled 1,135 employees, of which 475 were terminated as at July 31, 2005.

In response to the continuing weakness in demand for the 50-passenger regional jets and the trend from smaller to larger capacity regional aircraft, such as the shift from the 50-passenger *CRJ200* aircraft to the 70-passenger *CRJ700* aircraft and to the *Q300* and *Q400* turboprop, the production of the *CRJ200* aircraft will now be temporarily suspended as of January 2006.

Due to the continued ramp-up in production of business aircraft and the resumption in production of the *Bombardier 415* aircraft, the decision to temporarily suspend the production of the *CRJ200* aircraft will not result in any additional layoffs. The implementation of the remaining 660 layoffs at Bombardier's Montréal-area and Belfast facilities is expected to start in November 2005 and to be completed by June 2006.

A workforce reduction charge of $19 million was recorded in fiscal year 2005 (nil recorded in fiscal year 2006) in connection with the realignment of the production rate of the *CRJ Series* aircraft in order to meet market demand. The net effect of the above events will not give rise to additional charges.

BUSINESS AIRCRAFT

Aircraft deliveries

Business aircraft deliveries were as follows for the three-month periods ended October 31:

			2005			2004
		Flexjet	**Total**		*Flexjet*	Total
Narrow body						
Learjet 40	**8**	**-**	**8**	1	1	2
Learjet 45	**7**	**1**	**8**	5	-	5
Learjet 60	**6**	**-**	**6**	2	-	2
Wide body						
Challenger 300	**10**	**2**	**12**	6	1	7
Challenger 604	**8**	**-**	**8**	7	-	7
Bombardier Global 5000	**3**	**-**	**3**	1	-	1
Global Express	**3**	**-**	**3**	4	-	4
	45	**3**	**48**	26	2	28

Business aircraft deliveries were as follows for the nine-month periods ended October 31:

			2005			2004
		Flexjet	**Total**		*Flexjet*	Total
Narrow body						
Learjet 40	**16**	**1**	**17**	7	3	10
Learjet 45	**20**	**1**	**21**	16	-	16
Learjet 60	**13**	**-**	**13**	5	-	5
Wide body						
Challenger 300	**30**	**5**	**35**	13	5	18
Challenger 604	**25**	**-**	**25**	20	-	20
Bombardier Global 5000	**10**	**-**	**10**	1	-	1
Global Express	**9**	**-**	**9**	11	-	11
	123	**7**	**130**	73	8	81

The 71% and 60% increases for the three- and nine-month periods mainly result from the continued strength of the business aircraft market. Deliveries increased in both the narrow- and wide-body aircraft categories compared to the same periods last fiscal year.

Net orders

Bombardier received 57 and 145 net orders during the three- and nine-month periods ended October 31, 2005, respectively, compared to 40 and 100 net orders during the same periods last fiscal year. These increases reflect the continued strength of the business aircraft market.

REGIONAL AIRCRAFT

- Delta Air Lines sold Atlantic Southeast Airlines (ASA) to SkyWest. ASA is now a wholly-owned subsidiary of SkyWest.
- Delta Air Lines, Northwest Airlines, Mesaba Aviation and FLYi (including Independence Air), regional aircraft customers of Bombardier, filed voluntary petitions for reorganization under Chapter 11. At this time, Northwest Airlines has elected to return 15 *CRJ200* aircraft to lessors as part of its reorganization plan. In addition, discussions are on-going with the airlines regarding their reorganization plans. The Corporation has reflected the current status of the above events in its provisions for contingencies.
- US Airways, another of Bombardier's regional aircraft customers, recently merged with America West to form a new carrier called US Airways and emerged from Chapter 11.

Aircraft deliveries

Regional aircraft deliveries were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Jets				
CRJ200	**3**	22	**32**	77
CRJ700	**9**	15	**31**	40
CRJ705	**6**	-	**15**	-
CRJ900	**1**	-	**11**	11
Turboprops				
Q200	**-**	-	**1**	1
Q300	**5**	1	**6**	4
Q400	**2**	3	**9**	7
	26	41	**105**	140

The 37% and 25% decreases for the three- and nine-month periods are mainly due to lower deliveries of *CRJ200* aircraft. These decreases are consistent with current market analysis, which indicates a reduction in demand for the 50-passenger regional jets.

Orders and backlog

Bombardier Aerospace received the following significant orders during the nine-month period ended October 31, 2005:

Customer	Aircraft	Number
SkyWest	*CRJ700*	24
Northwest Airlines	*CRJ200*	15
GoJet Airlines	*CRJ700*	10
Jeju Air	*Q400*	5
Horizon Air	*Q400*	5
FlyBE	*Q400*	4
Carribean Aircraft Leasing (BVI) Limited	*Q300*	3

Regional aircraft orders were as follows for the three-month periods ended October 31:

	2005				2004
	Orders	**Swaps**	**Cancellations/ removals**	**Net orders**	Net orders
Jets					
CRJ200	**1**	**(18)**	**(13)**	**(30)**	14
CRJ700	**4**	**11**	**(6)**	**9**	1
CRJ705	**-**	**-**	**-**	**-**	15
CRJ900	**1**	**-**	**-**	**1**	-
Turboprops					
Q200	**1**	**-**	**-**	**1**	-
Q300	**3**	**-**	**-**	**3**	20
Q400	**5**	**7**	**-**	**12**	-
	15	**-**	**(19)**	**(4)**	50

As a result of the filing by Northwest Airlines for reorganization under Chapter 11, the Corporation voluntarily removed 13 *CRJ200* aircraft from its order backlog.

On March 14, 2005, GoJet placed an order for 10 *CRJ700* aircraft. Subsequently, the interest in six of the aircraft was transferred to General Electric Capital Aviation Services ("GECAS"). As a result, the Corporation relieved GECAS from its previous commitment to purchase six *CRJ700* aircraft, and the order backlog was reduced accordingly.

Regional aircraft orders were as follows for the nine-month periods ended October 31:

	2005				2004
	Orders	**Swaps**	**Cancellations/ removals**	**Net orders**	Net orders
Jets					
CRJ200	**18**	**(22)**	**(16)**	**(20)**	46
CRJ700	**34**	**15**	**(6)**	**43**	24
CRJ705	**-**	**-**	**-**	**-**	15
CRJ900	**1**	**-**	**-**	**1**	6
Turboprops					
Q200	**2**	**-**	**-**	**2**	1
Q300	**5**	**-**	**-**	**5**	18
Q400	**14**	**7**	**-**	**21**	11
	74	**-**	**(22)**	**52**	121

The order backlog, options and conditional orders consisted of the following as at October 31, 2005:

	Aircraft on firm order	**Options and conditional orders**	**Total**
Jets			
CRJ200	24	431	455
CRJ700	69	421	490
CRJ705	-	15	15
CRJ900	8	26	34
Turboprops			
Q100/200	2	3	5
Q300	22	10	32
Q400	58	89	147
	183	995	1,178

CSERIES AIRCRAFT

In March 2005, the Board of Directors of the Corporation approved an authority to offer ("ATO") whereby Bombardier will offer the new *CSeries* family of aircraft to customers. This ATO is an important step in the process that could lead to the aircraft program launch.

Bombardier is seeking firm commitments from potential customers, suppliers and government partners. On May 12, 2005, letters of intent relating to the funding of research and development costs of the *CSeries* family of aircraft were signed with the governments of Canada, Québec and the U.K. Bombardier entered into discussions with Pratt & Whitney Canada for the development of a new centerline engine for the *CSeries* aircraft.

The *CSeries* project evaluation continues. The joint definition phase of development, during which system and structural interfaces are initially defined, started on November 1, 2005.

AIRCRAFT SERVICES

Parts logistics

On September 7, 2005, Bombardier Aerospace officially inaugurated its high-volume aircraft parts distribution warehouse in Chicago. The newly-built warehouse serves as the central distribution point for all of Bombardier's aircraft parts, and together with a similar new facility in Frankfurt, Germany, form the nucleus of Bombardier's significantly redesigned parts logistics network.

Fractional ownership and hourly flight entitlement programs

The number of customers owning shares of aircraft or with an hourly flight time entitlement, excluding customers serviced by Delta AirElite Business Jets, were as follows as at:

	October 31, 2005	January 31, 2005
Customers owning shares of aircraft	**620**	593
Customers with an hourly flight time entitlement	**270**	219
	890	812

The net increase of 78 customers is mainly due to the growing demand for business jet travel.

The North American *Flexjet* program had 79 aircraft in service as at October 31, 2005, and January 31, 2005.

OTHER ACTIVITIES

Bombardier Aerospace will establish a manufacturing facility in Querétaro, Mexico, to complement its existing manufacturing sites. The facility will allow Bombardier to develop a low-cost manufacturing capacity that will reduce reliance on third parties for structural aircraft components and contribute to the reduction of operating costs. The Corporation will invest approximately $200 million in equipment, buildings and startup costs over the next seven years. Capabilities at the Mexican facility are scheduled to be implemented in phases starting in May 2006 and will initially include the manufacture and assembly of wire harnesses for Bombardier aircraft.

TRANSPORTATION

OVERVIEW

Analysis of results

The results of operations of the transportation segment using a functional currency other than the U.S. dollar, mainly the euro, the sterling pound and other western European currencies, are translated into U.S. dollars using the average exchange rates for the relevant periods. The results of operations for the three-month period have been negatively impacted due to the weakening of the euro and the sterling pound compared to the U.S. dollar ("negative currency impact"). For the nine-month period, the results of operations have been positively impacted due to the strengthening of the euro and the sterling pound compared to the U.S. dollar ("positive currency impact"). (See the "Effect of currency fluctuations" section of this MD&A for the average exchange rates used to translate revenues and expenses).

Bombardier Transportation's results were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Segmented revenues				
Rolling stock[1]	**$ 957**	$ 1,488	**$ 3,348**	$ 4,099
Services[2]	**329**	287	**984**	887
System and signalling[3] [4]	**229**	154	**683**	479
Total segmented revenues	**1,515**	1,929	**5,015**	5,465
Cost of sales	**1,322**	1,715	**4,406**	4,981
Margin	**193**	214	**609**	484
Operating expenses[5]	**125**	135	**400**	407
EBITDA before special items	**68**	79	**209**	77
Amortization	**29**	35	**83**	105
EBIT before special items	**39**	44	**126**	(28)
Special items	**(25)**	(43)	**(51)**	(134)
EBIT	**$ 14**	$ 1	**$ 75**	$ (162)
(as a percentage of total segmented revenues)				
Margin	**12.7%**	11.1%	**12.1%**	8.9 %
EBITDA before special items	**4.5%**	4.1%	**4.2%**	1.4 %
EBITDA	**2.8%**	1.9%	**3.2%**	(1.0)%
EBIT before special items	**2.6%**	2.3%	**2.5%**	(0.5)%
EBIT	**0.9%**	0.1%	**1.5%**	(3.0)%

(1) Comprised of mainline (including regional, commuter and intercity, and high-speed trains), metros, light rail vehicles, locomotives, propulsion and bogies revenues.
(2) Comprised of maintenance, spare parts and logistics management revenues as well as vehicle and component overhaul revenues.
(3) The revenues of system and signalling (previously total transit systems and rail control solutions) are presented as other revenues in the consolidated statements of income.
(4) Excluding the rolling stock portion of system orders manufactured by other divisions within the transportation segment.
(5) Comprised of selling, general and administrative, and research and development expenses.

Segmented revenues by geographic region

	Three-month periods ended October 31				Nine-month periods ended October 31			
	2005		2004		**2005**		2004	
Europe	**$ 1,011**	**67%**	$ 1,467	76%	**$ 3,658**	**73%**	$ 4,413	81%
North America	**317**	**21%**	361	19%	**887**	**18%**	834	15%
Asia-Pacific	**146**	**9%**	64	3%	**366**	**7%**	160	3%
Other	**41**	**3%**	37	2%	**104**	**2%**	58	1%
	$ 1,515		$ 1,929		**$ 5,015**		$ 5,465	

Segmented revenues

Rolling stock revenues – The $531-million decrease for the three-month period is mainly due to:

- decreased mainline revenues in the U.K. and Germany due to a lower level of activities in these markets; and
- the negative currency impact, amounting to approximately $25 million.

The $751-million decrease for the nine-month period is mainly due to:

- decreased mainline revenues in the U.K. and Germany due to a lower level of activities in these markets.

Partially offset by:

- increased mainline revenues in North America due to a higher level of activities; and
- the positive currency impact, amounting to approximately $50 million.

Services revenues – The $42-million and $97-million increases for the three- and nine-month periods are mainly due to higher maintenance revenues in the U.K. In addition, revenues for the nine-month period were also impacted by the positive currency impact, amounting to approximately $10 million.

System and signalling revenues – The $75-million and $204-million increases for the three- and nine-month periods are mainly due to:

- increased signalling revenues for projects in Asia, Italy and Spain due to a higher level of activities in these markets;
- higher activities related to the signalling portion of the London Underground contract; and
- increased system revenues in Asia-Pacific, mainly due to a contract in Taiwan.

In addition, revenues for the nine-month period were impacted by the positive currency impact, amounting to approximately $10 million.

Margin percentage

The 1.6% increase for the three-month period is mainly due to:

- improvements in contract execution; and
- the positive impact of the restructuring.

For the nine-month period, the 3.2% increase is due to the previously-discussed reasons and to contract adjustments, amounting to $200 million recorded in the first quarter of last fiscal year. These adjustments related to cost estimate revisions for the completion of a limited number of contracts, mainly arising from unforeseen technical issues primarily on new product development, anticipated lower revenues from claims to customers, anticipated liquidated damages and cost overruns.

Operating expenses

The $10-million decrease for the three-month period is mainly due to:

- reduced research and development expenses related to product development in signalling and locomotive; and
- lower selling, general and administrative expenses ("SG&A"), resulting mainly from the restructuring plan and other cost-reduction initiatives.

The $7-million decrease for the nine-month period is mainly due to:

- lower SG&A resulting mainly from the restructuring plan and other cost-reduction initiatives.

Partially offset by:

- higher bid costs, mainly related to contracts in system; and
- the currency impact, amounting to approximately $5 million.

Amortization

The $6-million and $22-million decreases for the three- and nine-month periods are mainly due to real estate impairment charges recorded last fiscal year. In addition, the decrease for the nine-month period resulted from the remaining amortization recorded on sites closed in the first quarter of last fiscal year, compared to no amortization recorded in the current fiscal year.

Orders and backlog

Bombardier Transportation received the following major orders during the nine-month period ended October 31, 2005:

Customer	Product	Number of cars	Rolling stock
Metropolitan Transportation Authority (MTA)/Metro-North Railroad (MNR) and Long Island Rail Road (LIRR), U.S.A.	M-7 electric multiple units	194	$ 425
Trenitalia, Italy	*TRAXX* locomotives type P160 DCP	100	323
Société Nationale des Chemins de fer Français (SNCF), France	High-capacity trains type AGC	168	239
Austrian Federal Railways (ÖBB), Austria	*Talent* electric multiple units	240	223
New Jersey Transit, U.S.A.	Multi-level commuter cars	131	206
Angel Trains Cargo, U.K.	*TRAXX* locomotives type F140 MS/DC	36	202
Landesnahverkehrsgesellschaft Niedersachsen, Germany	Double-deck coaches/*TRAXX* locomotives type P160 AC2	78/9	172
Spanish National Railways (RENFE), Spain	High-speed power heads	46	145
Metrorex, Romania	*MOVIA* metro vehicles	120	144
Société Nationale des Chemins de fer Français (SNCF), France	TGV Duplex and power cars	272(1)	127
Nederlandse Spoorwegen (NS – Netherlands Railways), Netherlands	Sprinter electric multiple units	174(2)	125
Ministry of Railways of China	High-speed trains	160(3)	119
Ferrocarrils de la Generalitat Valenciana, Spain	Bi-directional *FLEXITY* Outlook trams	30	106
RET Rotterdam, Netherlands	*FLEXITY* Swift trams	21	100

(1) Total number of contracted cars for Bombardier and consortium partner combined. Total contract value is $660 million.
(2) Total number of contracted cars for Bombardier and consortium partner combined. Total contract value is $298 million.
(3) Total number of contracted cars for Bombardier and its joint venture partner combined. Total contract value is $276 million.

Bombardier Transportation's total order intake was as follows:

(in billions of dollars)	Three-month period ended October 31, 2005	Nine-month period ended October 31, 2005
Rolling stock	$ 1.5	$ 3.6
Services	0.3	1.0
System and signalling	0.3	0.7
	$ 2.1	$ 5.3

Total order intake for the three-month period increased by $1.2 billion compared to the same period last fiscal year. This increase is mainly due to:

- higher order intake in mainline (U.S.A), services (Europe) and locomotives (Europe).

Partially offset by:

- lower order intake in mainline (China) and system and signalling (China).

Total order intake for the nine-month period increased by $2.2 billion compared to the same period last fiscal year. This increase is mainly due to:

- higher order intake in mainline (Europe, China and U.S.A), locomotives (Europe) and light rail vehicles (Europe).

Partially offset by:

- lower order intake in system and signalling (Asia).

The order backlog was as follows as at:

(in billions of dollars)	October 31, 2005	January 31, 2005
Rolling stock	$ 11.0	$ 11.4
Services	4.5	4.8
System and signalling	5.0	5.1
	$ 20.5	$ 21.3

The decrease in the value of the order backlog reflects the negative impact of the weakening of the euro and the sterling pound compared to the U.S. dollar, amounting to approximately $1.1 billion. This currency impact was partially offset by a higher order intake compared to revenues recorded. The order backlog is translated into U.S. dollars using period-end rates.

RESTRUCTURING

In fiscal year 2005, a restructuring plan to reduce the cost structure of the transportation segment was initiated. This restructuring contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions, and the closure of seven manufacturing sites. Approximately 5,500 positions, net of new hires, including contractual employees, were eliminated as at October 31, 2005.

Three sites ceased manufacturing activities during the last fiscal year. In addition, the sites in Pratteln (Switzerland) and Wakefield (U.K.) ceased manufacturing activities in April 2005 and in October 2005 (two months ahead of schedule), respectively. The two remaining sites scheduled to be closed – Ammendorf (Germany) and Kalmar (Sweden) – are expected to cease manufacturing activities in the fourth quarter of fiscal year 2006.

The costs and net cash outflows related to the restructuring plan were as follows:

	Three-month period ended October 31, 2005	Nine-month period ended October 31, 2005
Severance and other involuntary termination	$ 19	$ 27
Other[1]	6	24
	$ 25	$ 51
Net cash outflows	$ 30	$ 70

[1] Comprised of lease termination and environmental costs, as well as other costs, partially offset by non-taxable gains on the sale of land and buildings, amounting to nil and $27 million for the three- and nine-month periods ended October 31, 2005.

The total cost of the restructuring plan is now estimated at $630 million ($617 million as at January 31, 2005), $572 million of which were recorded as at October 31, 2005. The remainder will be recorded in the fourth quarter of fiscal year 2006 and in fiscal year 2007. The increase in total expected cost is mainly due to a change in the estimate for severance and other involuntary termination costs related to employees in Europe.

The total net cash outflows are now estimated at $466 million ($473 million as at January 31, 2005), $217 million of which had been incurred as at October 31, 2005. The remainder will be paid in the fourth quarter of fiscal year 2006 and in fiscal year 2007. This decrease in total expected net cash outflows is mainly due to the weakening of the euro and sterling pound compared to the U.S. dollar. This decrease was partially offset by the previously-discussed increase in severance and other involuntary termination costs.

BOMBARDIER CAPITAL

In May 2005, the Corporation sold BC's inventory finance operations to GE Commercial Finance ("GE") for cash proceeds of $1.3 billion ($732 million after repayment by BC of its bank-sponsored securitized floorplan conduits not transferred to GE). The sale resulted in a pre-tax gain of $191 million ($121 million after tax).

In July 2005, the Corporation sold its on-balance sheet manufactured housing operations to Vanderbilt Mortgage and Finance, Inc. for cash proceeds of $119 million, which resulted in an after-tax loss of $18 million.

In November 2005, the Corporation entered into an agreement to assign the servicing rights and obligations of BC's off-balance sheet manufactured housing operations to Green Tree Servicing LCC. The off-balance sheet portfolio amounted to approximately $900 million as at October 31, 2005. The transfer is subject to obtaining third party approvals and fulfillment of other customary conditions and is expected to occur in the first quarter of next fiscal year. As a result, after-tax charges of $10 million, mainly relating to asset impairment and severance, have been recorded in the three-month period ended October 31, 2005.

The results of operations of the inventory finance and of the on- and off-balance sheet manufactured housing operations have been segregated in the consolidated statements of income and reported as discontinued operations for all periods presented, and the related assets and liabilities are reported as "Assets held for sale" and "Liabilities related to assets held for sale" in the consolidated balance sheets as at October 31, 2005, and January 31, 2005. Accordingly, the following analysis excludes these operations.

ANALYSIS OF RESULTS FROM CONTINUING OPERATIONS

Assets under management

BC's finance receivables and assets under operating leases from continuing operations, before allowance for credit losses, were as follows as at:

	October 31, 2005	January 31, 2005
Commercial aircraft		
Interim financing	**$ 766**	$ 1,000
Long-term leasing	**204**	218
	970	1,218
Receivable financing[1]	**-**	59
	970	1,277
Wind-down portfolios	**269**	347
	$ 1,239	$ 1,624

[1] Represented financing provided to the acquirer of the Corporation's former recreational products segment, a related party. This financing agreement matured during the second quarter of fiscal year 2006 and was not renewed.

Commercial aircraft
The $248-million decrease is mainly due to the closing of a regional aircraft securitization transaction. (See the "Financial arrangements" section of this MD&A.)

Wind-down portfolios
The $78-million decrease is consistent with the continued reduction in the business aircraft and other wind-down portfolios.

Off-balance sheet portfolios
BC manages an off-balance sheet railcar leasing portfolio totalling $605 million as at October 31, 2005, compared to $602 million as at January 31, 2005.

Results of operations

BC's results from continuing operations were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Segmented revenues	**$ 54**	$ 63	**$ 168**	$ 187
EBT from continuing operations	**$ 9**	$ 6	**$ 19**	$ 9

Revenues

The $9-million and $19-million decreases for the three- and nine-month periods are mainly due to a decrease in assets under management due to the continued reduction in the wind-down portfolios.

EBT from continuing operations

The $3-million and $10-million increases for the three- and nine-month periods are mainly due to improvements in the performance of the wind-down portfolios and interest income earned on proceeds from the sale of discontinued operations.

FINANCIAL POSITION

Bombardier

Total assets

Consolidated assets for the manufacturing segments amounted to $16.0 billion as at October 31, 2005, compared to $15.9 billion as at January 31, 2005. This increase mainly results from:

- an increase in cash and cash equivalents, receivables, assets under operating leases and other, inventories and investment in BC.

Partially offset by:

- a decrease in property, plant and equipment, and goodwill.

Assets under operating leases and other

Assets under operating leases and other amounted to $348 million as at October 31, 2005, compared to $249 million as at January 31, 2005. The increase is mainly due to additional deliveries of aircraft related to the fractional ownership program.

Inventories

Inventories are presented net of the related advances and progress billings on contracts and programs. However, advances and progress billings in excess of related costs, determined on a contract-by-contract basis, are reported as liabilities.

Gross inventories were $6.9 billion ($4.1 billion net of advances and progress billings) as at October 31, 2005, compared to $7.1 billion ($4.0 billion net of advances and progress billings) as at January 31, 2005. This decrease in gross inventories is mainly due to the translation adjustment arising from the weakening of the euro and the sterling pound compared to the U.S. dollar ("currency impact") amounting to approximately $200 million, and a lower level of inventories in the transportation segment, partially offset by a higher level of finished products in the aerospace segment.

Total advances and progress billings amounted to $4.7 billion as at October 31, 2005, compared to $5.4 billion as at January 31, 2005, $1.9 billion of which are shown as liabilities as at October 31, 2005, compared to $2.4 billion as at January 31, 2005. The decrease in total advances and progress billings is consistent with the lower level of gross inventories in the transportation segment, and is also due to the currency impact, amounting to approximately $230 million. In addition, the decrease in total advances is also due to a lower level of advances in the aerospace segment for regional aircraft.

Property, plant and equipment ("PPE")
PPE amounted to $3.0 billion as at October 31, 2005, compared to $3.3 billion as at January 31, 2005. This decrease is mainly due to amortization exceeding net additions and the currency impact, amounting to approximately $50 million.

Goodwill
Goodwill amounted to $2.2 billion as at October 31, 2005, compared to $2.4 billion as at January 31, 2005. This decrease is due to the currency impact, amounting to $184 million.

Investment in BC
Investment in BC amounted to $550 million as at October 31, 2005, compared to $439 million as at January 31, 2005. This increase is mainly due to the gain on the sale of BC's inventory finance operations. Bombardier's investment in BC is accounted for under the equity method.

Advances and subordinated loans from BC
Advances and subordinated loans from BC amounted to $1.1 billion as at October 31, 2005, compared to $71 million as at January 31, 2005. This increase is mainly due to subordinated loans from BC. The loans were made using the net proceeds from the sale of discontinued operations.

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities were $6.7 billion as at October 31, 2005, compared to $7.1 billion as at January 31, 2005. This decrease is mainly due to the currency impact, amounting to approximately $210 million, and to fluctuations in the timing of supplier payments.

Long-term debt
Long-term debt amounted to $2.9 billion as at October 31, 2005, compared to $3.1 billion as at January 31, 2005. This decrease is mainly due to the normal course debt repayments by consolidated VIEs and to the currency impact, amounting to $63 million.

BC

Finance receivables
Finance receivables amounted to $1.0 billion as at October 31, 2005, compared to $1.4 billion as at January 31, 2005. This decrease is mainly due to a lower level of commercial aircraft interim financing as a result of the closing of a securitization transaction and the continued reduction in the wind-down portfolios.

Assets held for sale
Assets held for sale amounted to $41 million as at October 31, 2005, compared to $2.3 billion as at January 31, 2005. The decrease results from the sale of the inventory finance and on-balance sheet manufactured housing operations during the second quarter of current fiscal year.

Other assets
Other assets amounted to $117 million as at October 31, 2005, compared to $360 million as at January 31, 2005. This decrease is mainly due to the settlement of a derivative financial instrument prior to its maturity.

Long-term debt
Long-term debt amounted to $2.0 billion as at October 31, 2005, compared to $2.6 billion as at January 31, 2005. This decrease is due to the repayments of $300 million and $200 million of medium-term notes in May 2005 and October 2005 respectively, and to the currency impact, amounting to $79 million.

CASH FLOWS

Bombardier

The following table summarizes the cash flows, as reported in the consolidated statements of cash flows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Net income (loss)	**$ (9)**	$ 10	**$ 163**	$ (141)
Non-cash items	**179**	156	**334**	462
Net changes in non-cash balances related to operations	**(43)**	(213)	**(924)**	(425)
Cash flows from operating activities	**127**	(47)	**(427)**	(104)
Net additions to property, plant and equipment	**(2)**	(105)	**(126)**	(212)
Free cash flow	**125**	(152)	**(553)**	(316)
Cash flows from investing activities (excluding net additions to property, plant and equipment)	**123**	(106)	**1,064**	465
Cash flows from financing activities	**(47)**	(60)	**(151)**	607
Effect of exchange rate changes on cash and cash equivalents	**(4)**	112	**(191)**	23
Net increase (decrease) in cash and cash equivalents	**$ 197**	$ (206)	**$ 169**	$ 779

Cash flows from operating activities

The $174-million increase for the three-month period is mainly due to the variation in net changes in non-cash balances related to operations of the transportation segment.

The $323-million decrease for the nine-month period is mainly due to the variation in net changes in non-cash balances related to operations of the aerospace segment. In the transportation segment, earnings for the nine-month period of last fiscal year were negatively impacted by non-cash charges resulting from contract adjustments recorded in the first quarter. Since these contract adjustments were non-cash charges, the negative effect on earnings was offset by a positive variation in net changes in non-cash balances related to operations.

Segmented free cash flow

The free cash flow by manufacturing segment was as follows for the three-month periods ended October 31:

			2005			2004
	BA	**BT**	**Total**	BA	BT	Total
EBIT	**$ 28**	**$ 14**	**$ 42**	$ 43	$ 1	$ 44
Non-cash items	**109**	**55**	**164**	98	79	177
Net changes in non-cash balances related to operations	**126**	**(204)**	**(78)**	197	(477)	(280)
Net additions to property, plant and equipment	**(10)**	**8**	**(2)**	(68)	(37)	(105)
Segmented free cash flow	**$ 253**	**$ (127)**	**126**	$ 270	$ (434)	(164)
Income taxes and net interest[(1)]			**(1)**			12
Free cash flow			**$ 125**			$ (152)

BA: Bombardier Aerospace; BT: Bombardier Transportation.

(1) Income taxes and net interest are not allocated to segments.

The free cash flow by manufacturing segment was as follows for the nine-month periods ended October 31:

			2005			2004
	BA	BT	Total	BA	BT	Total
EBIT	$ 145	$ 75	$ 220	$ 112	$ (162)	$ (50)
Non-cash items	310	136	446	282	241	523
Net changes in non-cash balances related to operations	(428)	(557)	(985)	(12)	(502)	(514)
Net additions to property, plant and equipment	(116)	(10)	(126)	(156)	(56)	(212)
Segmented free cash flow	$ (89)	$ (356)	(445)	$ 226	$ (479)	(253)
Income taxes and net interest[(1)]			(108)			(63)
Free cash flow			$ (553)			$ (316)

BA: Bombardier Aerospace; BT: Bombardier Transportation.
(1) Income taxes and net interest are not allocated to segments.

- ***Aerospace segment*** – Segmented free cash flow for the three- and nine-month periods decreased by $17 million and $315 million respectively. The free cash flow for these periods was impacted by negative variations in accounts payable and accrued liabilities, advances and gross inventories compared to the same periods last fiscal year. These negative variations were partially offset by a positive variation in accounts receivable compared to the same periods last fiscal year. In addition, free cash flow for the three-month period ended October 31, 2005, was positively impacted by a decrease in loans and lease receivables as a result of the closing of a securitization transaction for regional aircraft in September 2005. Lastly, for the nine-month period ended October 31, 2004, net changes in non-cash balances related to operations were negatively impacted by a voluntary contribution of $182 million to the aerospace pension plan in the U.K.

- ***Transportation segment*** – The increase in segmented free cash flow of $307 million for the three-month period is mainly due to a higher level of advances in the current period compared to the same period last fiscal year. The $123-million increase for the nine-month period is mainly due to a lower level of gross inventories, partially offset by a lower level of advances and a negative variation in accounts receivable compared to the same period last fiscal year.

Cash flows from investing activities (excluding net additions to property, plant and equipment)
The cash flows for the three-month period ended October 31, 2005, mainly reflect net advances and subordinated loans from BC of $131 million. During the three-month period ended October 31, 2004, Bombardier made net advances and repaid subordinated loans of $739 million which, net of a dividend received from BC amounting to $450 million, resulted in a net cash outflow of $289 million. The cash flows for the three-month period ended October 31, 2004, also reflect $209 million received by the Corporation from the settlement of all outstanding disputes arising from the acquisition of DaimlerChrysler Rail Systems GmbH.

The cash flows for the nine-month period ended October 31, 2005, mainly reflect net advances and subordinated loans from BC of $1.1 billion. During the nine-month period ended October 31, 2004, BC made net advances of $355 million and paid $450 million of dividends to Bombardier, and Bombardier repaid subordinated loans of $450 million to BC, which resulted in a net cash inflow of $355 million. The cash flows for 2004, also reflect the previously-discussed settlement.

Cash flows from financing activities
The cash flows used for the three-month period ended October 31, 2005, mainly reflect repayments of long-term debt of $26 million and the repurchase of common shares, amounting to $14 million, in connection with the Corporation's performance stock unit plan. The cash flows used for the three-month period ended October 31, 2004, reflect dividends paid of $36 million and net repayments of long-term debt of $24 million.

The cash flows used for the nine-month period ended October 31, 2005, reflect net repayments of long-term debt of $118 million, dividends paid of $19 million and the above-mentioned repurchase of common shares of $14 million. The cash flows for the nine-month period ended October 31, 2004, mainly reflect the issuance of $750 million of notes and dividends paid of $107 million.

As a result of the above items, cash and cash equivalents amounted to $2.5 billion as at October 31, 2005, compared to $2.3 billion as at January 31, 2005.

BC

The following table summarizes the cash flows, including the cash flows from discontinued operations, as reported in the consolidated statements of cash flows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Cash flows from operating activities	**$ 22**	$ 34	**$ 101**	$ 122
Cash flows from investing activities	**155**	102	**949**	61
Cash flows from financing activities	**(200)**	(160)	**(1,092)**	(172)
Effect of exchange rate changes on cash and cash equivalents	**(1)**	(2)	**(3)**	(2)
Net increase (decrease) in cash and cash equivalents	**$ (24)**	$ (26)	**$ (45)**	$ 9

Cash flows from investing activities
The cash flows for the three-month period ended October 31, 2005, mainly reflect:

- a net decrease in finance receivables of $267 million.

Partially offset by:

- net advances and subordinated loans to Bombardier of $131 million.

The cash flows for the nine-month period ended October 31, 2005, mainly reflect:

- cash proceeds on the sale of discontinued operations, amounting to $1.4 billion;
- a net decrease in finance receivables of $417 million; and
- proceeds from the settlement of a derivative financial instrument prior to its maturity, amounting to $209 million.

Partially offset by:

- net advances and subordinated loans to Bombardier of $1.1 billion.

The cash flows for the three-month period ended October 31, 2004, mainly reflect:

- net advances and subordinated loans from Bombardier of $289 million.

Partially offset by:

- a net increase in finance receivables of $260 million.

The cash flows for the nine-month period ended October 31, 2004, mainly reflect:

- the repayment of the loan made by BC in connection with a financing transaction entered into for term-debt management, amounting to $311 million; and
- a net decrease in assets under operating leases of $175 million.

Partially offset by:

- net advances and subordinated loans to Bombardier of $355 million; and
- a net increase in finance receivables of $123 million.

Cash flows from financing activities
The cash flows used for the three-month period ended October 31, 2005, reflect the repayment of $200 million of medium-term notes in October 2005.

The cash flows used for the nine-month period ended October 31, 2005, mainly reflect:

- the repayment of $578 million of bank-sponsored securitized floorplan conduits with the proceeds from the sale of the inventory finance operations ($300 million of these conduits were included in short-term borrowings); and
- repayments of $300 million and $200 million medium-term notes in May 2005 and October 2005 respectively.

The cash flows used for the three- and nine-month periods ended October 31, 2004, reflect:

- repayments of long-term debt of $350 million and $362 million respectively; and
- the net variation in short-term borrowings of $97 million.

Partially offset by:

- the issuance of asset-backed securities of $287 million.

As a result of the above items, cash and cash equivalents amounted to $19 million as at October 31, 2005, compared to $64 million as at January 31, 2005. Cash and cash equivalents as at January 31, 2005, include $10 million related to discontinued operations.

CAPITAL RESOURCES

The available short-term capital resources were as follows as at:

							October 31, 2005	
	Committed credit facilities		**Amounts available**		**Cash and cash equivalents[1]**		**Available short-term capital resources**	
BOMBARDIER	**$**	**5,226**	**$**	**1,029**	**$**	**2,460**	**$**	**3,489**
BC		**-**		**-**		**19**		**19**
	$	**5,226**	**$**	**1,029**	**$**	**2,479**	**$**	**3,508**

[1] Including $1.0 billion of cash and cash equivalents required to meet the minimum liquidity requirement at the end of each quarter.

							January 31, 2005	
	Committed credit facilities		Amounts available		Cash and cash equivalents		Available short-term capital resources	
BOMBARDIER	$	6,519	$	2,199	$	2,291	$	4,490
BC		600		600		54		654
	$	7,119	$	2,799	$	2,345	$	5,144

The Corporation considers that its current cash position, as well as its current credit facilities and expected capital resources, will enable the implementation of investment programs, the development of new products, the pursued growth of its activities, the payment of dividends on preferred shares and other expected financial requirements.

In June 2005, the Corporation entered into a new $1.1-billion North American syndicated credit facility to refinance its existing $1.7-billion Cdn credit facility scheduled to mature in September 2005. The new facility is unsecured and matures in July 2007.

This credit facility is subject to various covenants, including requirements to maintain (as defined in the related agreements):

- a minimum liquidity of $1.0 billion at the end of each quarter;
- a minimum interest coverage ratio of 2 to 1 on a rolling four-quarter basis for the periods ending October 31, 2005, and January 31, 2006, and 2.5 to 1 thereafter; and
- a maximum net debt-to-capitalization ratio of 55% as at October 31, 2005, and January 31, 2006, and 50% at the end of each fiscal quarter thereafter.

As at October 31, 2005, the Corporation was in compliance with its bank covenants.

Bombardier

The variation in available short-term capital resources was as follows for the nine-month period ended October 31, 2005:

Balance as at January 31, 2005	$	4,490
Net advances and subordinated loans from BC		1,088
Non-renewal of the 364-day portion of the European credit facility		(642)
Free cash flow		(553)
Translation adjustment on committed credit facilities arising from the strengthening of the U.S. dollar compared to the euro		(363)
Net reduction in the North American credit facilities		(288)
Effect of exchange rate changes on cash and cash equivalents		(191)
Reduction in letters of credit drawn (net of exchange rate changes)		123
Net repayments of long-term debt		(118)
Other		(57)
Balance as at October 31, 2005	**$**	**3,489**

BC

The variation in available short-term capital resources was as follows for the nine-month period ended October 31, 2005:

Balance as at January 31, 2005	$	654
Net proceeds from sale of discontinued operations		1,363
Net advances and subordinated loans to Bombardier		(1,088)
Non-renewal of sole credit facility		(600)
Repayment of bank-sponsored securitized floorplan conduits		(578)
Repayments of medium-term notes		(500)
Net variation in finance receivables		417
Proceeds from the settlement of a derivative financial instrument		209
Cash flows from operating activities		101
Other		41
Balance as at October 31, 2005	**$**	**19**

FINANCIAL ARRANGEMENTS

In September 2005, the Corporation closed a $1.7-billion securitization transaction to provide financing in the form of long-term leases for 70 regional aircraft. In connection with this transaction, the Corporation has provided certain credit enhancements and has acquired a subordinated beneficial interest. In addition, the Corporation provides administrative services in return for market fees. Of the $1.7-billion gross proceeds, approximately $500 million was used to pay third parties under off-balance sheet interim financing structures. After giving effect to the application of other proceeds and payment of expenses, the Corporation received approximately $1.0 billion.

In connection with the sale of commercial aircraft, a government agency has provided customers with $296 million of interim financing expiring at various dates up to July 31, 2006. This financing funded a percentage of the sale price of the aircraft. The balance of the sale price, amounting to $38 million, has been financed by BC. The subordinated portion funded by BC is included in BC's commercial aircraft interim financing portfolio as at October 31, 2005. Bombardier has committed to provide permanent financing to these customers in the event that alternative permanent financing cannot be obtained from third parties. The above interim financings are included in the $3.4-billion financing commitments referred to in note 16 d) to the interim consolidated financial statements.

EFFECT OF CURRENCY FLUCTUATIONS

The Corporation is subject to currency fluctuations from the translation of revenues, expenses, assets and liabilities of the self-sustaining foreign operations using a functional currency other than the U.S. dollar, mainly the euro and the sterling pound, and from transactions in foreign currencies, mainly the Canadian dollar and the sterling pound.

The period-end exchange rates used to translate assets and liabilities were as follows as at:

	October 31, 2005	January 31, 2005	Increase (decrease)
Euro	**1.1994**	1.3051	(8)%
Canadian dollar	**0.8474**	0.8078	5 %
Sterling pound	**1.7691**	1.8837	(6)%

The average exchange rates used to translate revenues and expenses were as follows for the three-month periods ended October 31:

	2005	2004	Increase (decrease)
Euro	**1.2188**	1.2292	(1)%
Canadian dollar	**0.8422**	0.7782	8 %
Sterling pound	**1.7885**	1.8072	(1)%

The average exchange rates used to translate revenues and expenses were as follows for the nine-month periods ended October 31:

	2005	2004	Increase
Euro	**1.2525**	1.2239	2%
Canadian dollar	**0.8203**	0.7551	9%
Sterling pound	**1.8331**	1.8185	1%

SHARE DATA

The following table provides authorized and issued and outstanding share data as at October 31, 2005.

	Authorized	**Issued and outstanding**
Class A Shares (Multiple Voting)[1]	1,892,000,000	319,470,212
Class B Shares (Subordinate Voting)[2]	1,892,000,000	1,425,562,756
Series 2 Cumulative Redeemable Preferred Shares	12,000,000	2,597,907
Series 3 Cumulative Redeemable Preferred Shares	12,000,000	9,402,093
Series 4 Cumulative Redeemable Preferred Shares	9,400,000	9,400,000

(1) 10 votes each, convertible at the option of the holder into one Class B Share (Subordinate Voting).
(2) Convertible at the option of the holder into one Class A Share (Multiple Voting) under certain conditions.

The following table provides share option data as at October 31, 2005.

Options issued and outstanding under share option plans	55,696,045

SELECTED QUARTERLY INFORMATION

The following table provides selected quarterly information for the last eight quarters.

	2006						2005	2004
	Third quarter	Second quarter	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Fourth quarter
Revenues	**$ 3,343**	$ 3,678	$ 3,801	$ 4,765	$ 3,607	$ 3,847	$ 3,497	$ 4,849
Income (loss) from continuing operations, net of tax	**$ 2**	$ 13	$ 49	$ 49	$ 8	$ 19	$ (181)	$ (425)
Income (loss) from discontinued operations, net of tax	**(11)**	104	6	7	2	4	7	85
Net income (loss)	**$ (9)**	$ 117	$ 55	$ 56	$ 10	$ 23	$ (174)	$ (340)
Earnings (loss) per share:								
Basic and diluted:								
From continuing operations	**$ -**	$ -	$ 0.02	$ 0.02	$ -	$ 0.01	$ (0.11)	$ (0.25)
Net income (loss)	**$ (0.01)**	$ 0.06	$ 0.03	$ 0.03	$ -	$ 0.01	$ (0.10)	$ (0.20)

November 29, 2005

Additional information relating to Bombardier can be found on SEDAR at www.sedar.com or on Bombardier's website at www.bombardier.com.

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: +1(514) 861-9481; fax: +1(514) 861-2420; website: www.bombardier.com

Un exemplaire en français est disponible sur demande adressée auprès du Service des affaires publiques ou sur le site Internet à l'adresse www.bombardier.com sous Relations avec les investisseurs.

BOMBARDIER INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in millions of U.S. dollars, except number of shares)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**October 31, 2005**	January 31, 2005	**October 31, 2005**	January 31, 2005	**October 31, 2005**	January 31, 2005
Assets							
Cash and cash equivalents	7	**$ 2,479**	$ 2,345	**$ 2,460**	$ 2,291	**$ 19**	$ 54
Receivables		**1,631**	1,539	**1,590**	1,505	**41**	34
Finance receivables	2	**1,030**	1,386	**-**	-	**1,030**	1,386
Assets under operating leases and other	3	**539**	474	**348**	249	**191**	225
Inventories	4	**4,112**	4,013	**4,112**	4,013	**-**	-
Property, plant and equipment		**3,084**	3,412	**3,013**	3,322	**71**	90
Goodwill		**2,173**	2,357	**2,173**	2,357	**-**	-
Deferred income taxes		**529**	628	**418**	443	**111**	185
Investment in BC / Advances and subordinated loans to Bombardier		**-**	-	**550**	439	**1,072**	71
Accrued benefit assets		**370**	353	**370**	353	**-**	-
Assets held for sale	5	**41**	2,299	**-**	-	**41**	2,299
Other assets	6	**1,053**	1,315	**936**	955	**117**	360
		$ 17,041	$ 20,121	**$ 15,970**	$ 15,927	**$ 2,693**	$ 4,704
Liabilities							
Advances from BC		**$ -**	$ -	**$ 158**	$ 71	**$ -**	$ -
Accounts payable and accrued liabilities	8	**6,864**	7,248	**6,746**	7,139	**118**	109
Advances and progress billings in excess of related costs	4	**1,949**	2,359	**1,949**	2,359	**-**	-
Deferred income taxes		**51**	41	**47**	37	**4**	4
Long-term debt	9	**4,956**	5,716	**2,947**	3,128	**2,009**	2,588
Accrued benefit liabilities		**873**	897	**872**	895	**1**	2
Liabilities related to assets held for sale	5	**11**	1,562	**-**	-	**11**	1,562
Subordinated loans from BC		**-**	-	**914**	-	**-**	-
		14,704	17,823	**13,633**	13,629	**2,143**	4,265
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907		**51**	51	**51**	51	**-**	-
Series 3: 9,402,093		**148**	148	**148**	148	**-**	-
Series 4: 9,400,000		**148**	148	**148**	148	**-**	-
Common shares							
Issued and outstanding:							
Class A: 319,470,212 (342,000,010 as at January 31, 2005)		**29**	31	**29**	31	**-**	-
Class B: 1,425,562,756 (1,408,466,958 as at January 31, 2005)		**1,399**	1,411	**1,399**	1,411	**-**	-
Contributed surplus		**20**	13	**20**	13	**-**	-
Retained earnings		**445**	301	**445**	301	**-**	-
Cumulative translation adjustment		**97**	195	**97**	195	**-**	-
Investment in BC		**-**	-	**-**	-	**550**	439
		2,337	2,298	**2,337**	2,298	**550**	439
		$ 17,041	$ 20,121	**$ 15,970**	$ 15,927	**$ 2,693**	$ 4,704
Commitments and contingencies	16						

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

OMBARDIER INC.
ONSOLIDATED STATEMENTS OF INCOME
naudited)
r the three months ended October 31
millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2005	2004	2005	2004	2005	2004
evenues							
Manufacturing		$ 2,279	$ 2,710	$ 2,279	$ 2,710	$ -	$ -
Services		669	538	669	538	-	-
Financing		44	56	-	-	54	63
Other		351	303	351	303	-	-
		3,343	3,607	3,299	3,551	54	63
ost of sales		2,886	3,129	2,855	3,093	31	36
elling, general and administrative		207	210	201	200	6	10
mortization		139	143	131	132	8	11
esearch and development		45	39	45	39	-	-
pecial items	11	25	43	25	43	-	-
come from BC		-	-	(7)	(4)	-	-
		3,302	3,564	3,250	3,503	45	57
ncome from continuing operations before interest expense, net and income taxes		41	43	49	48	9	6
nterest expense, net	12	39	38	49	45	-	-
ncome from continuing operations before income taxes		2	5	-	3	9	6
ncome tax expense (recovery)		-	(3)	(2)	(5)	2	2
ncome from continuing operations		2	8	2	8	7	4
ncome (loss) from discontinued operations, net of tax	5	(11)	2	(11)	2	(11)	2
et income (loss)		$ (9)	$ 10	$ (9)	$ 10	$ (4)	$ 6
arnings (loss) per share:	13						
Basic and diluted							
From continuing operations		$ -	$ -				
Net income (loss)		$ (0.01)	$ -				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
For the nine months ended October 31
(in millions of U.S. dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2005**	2004	**2005**	2004	**2005**	2004
Revenues							
Manufacturing		**$ 7,701**	$ 8,000	**$ 7,701**	$ 8,000	**$ -**	$ -
Services		**1,893**	1,710	**1,893**	1,710	**-**	-
Financing		**138**	161	**-**	-	**168**	187
Other		**1,090**	1,080	**1,090**	1,080	**-**	-
		10,822	10,951	**10,684**	10,790	**168**	187
Cost of sales		**9,377**	9,723	**9,282**	9,620	**111**	110
Selling, general and administrative		**632**	631	**614**	604	**18**	27
Amortization		**401**	425	**381**	384	**20**	41
Research and development		**136**	98	**136**	98	**-**	-
Special items	11	**51**	134	**51**	134	**-**	-
Income from BC		**-**	-	**(14)**	(5)	**-**	-
		10,597	11,011	**10,450**	10,835	**149**	178
Income (loss) from continuing operations before interest expense, net and income taxes		**225**	(60)	**234**	(45)	**19**	9
Interest expense, net	12	**135**	117	**149**	136	**-**	-
Income (loss) from continuing operations before income taxes		**90**	(177)	**85**	(181)	**19**	9
Income tax expense (recovery)		**26**	(23)	**21**	(27)	**5**	4
Income (loss) from continuing operations		**64**	(154)	**64**	(154)	**14**	5
Income from discontinued operations, net of tax	5	**99**	13	**99**	13	**99**	13
Net income (loss)		**$ 163**	$ (141)	**$ 163**	$ (141)	**$ 113**	$ 18

Earnings (loss) per share:	13		
Basic and diluted			
From continuing operations		**$ 0.03**	$ (0.10)
Net income (loss)		**$ 0.08**	$ (0.09)

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(Unaudited)

For the nine months ended October 31

(in millions of U.S. dollars)

	Bombardier Inc. consolidated	
	2005	2004
Balance at beginning of period	**$ 301**	$ 532
Net income (loss)	**163**	(141)
Dividends:		
Preferred shares	**(19)**	(17)
Common shares	**-**	(90)
Balance at end of period	**$ 445**	$ 284

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
For the three months ended October 31
(in millions of U.S. dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2005**	2004	**2005**	2004	**2005**	2004
Operating activities							
Net income (loss)		**$ (9)**	$ 10	**$ (9)**	$ 10	**$ (4)**	$ 6
Non-cash items:							
Amortization		**139**	143	**131**	132	**8**	11
Loss (income) from BC		**-**	-	**4**	(6)	**-**	-
Provision for credit losses		**1**	6	**-**	-	**1**	6
Deferred income taxes		**12**	(13)	**11**	(15)	**1**	2
Loss (gain) on disposals of property, plant and equipment		**6**	(1)	**6**	(1)	**-**	-
Stock-based compensation		**2**	3	**2**	3	**-**	-
Special items	11	**25**	43	**25**	43	**-**	-
Loss on disposal of discontinued operations, net of tax	5	**10**	-	**-**	-	**10**	-
Net changes in non-cash balances related to operations	14	**211**	(230)	**(43)**	(213)	**6**	9
Cash flows from operating activities		**397**	(39)	**127**	(47)	**22**	34
Investing activities							
Additions to property, plant and equipment		**(46)**	(124)	**(46)**	(124)	**-**	-
Disposals of property, plant and equipment		**44**	19	**44**	19	**-**	-
Net variation in finance receivables		**30**	(202)	**-**	-	**267**	(260)
Disposals of assets under operating leases - BC		**4**	-	**-**	-	**15**	32
Settlement of the Adtranz claim		**-**	209	**-**	209	**-**	-
Investment in BC / Advances and subordinated loans to Bombardier		**-**	-	**131**	(289)	**(131)**	289
Other		**(4)**	15	**(8)**	(26)	**4**	41
Cash flows from investing activities		**28**	(83)	**121**	(211)	**155**	102
Financing activities							
Net variation in short-term borrowings		**-**	(97)	**-**	-	**-**	(97)
Proceeds from issuance of long-term debt		**-**	291	**-**	4	**-**	287
Repayments of long-term debt		**(226)**	(378)	**(26)**	(28)	**(200)**	(350)
Repurchase of common shares	10	**(14)**	-	**(14)**	-	**-**	-
Dividends paid		**(7)**	(36)	**(7)**	(36)	**-**	-
Cash flows from financing activities		**(247)**	(220)	**(47)**	(60)	**(200)**	(160)
Effect of exchange rate changes on cash and cash equivalents		**(5)**	110	**(4)**	112	**(1)**	(2)
Net increase (decrease) in cash and cash equivalents		**173**	(232)	**197**	(206)	**(24)**	(26)
Cash and cash equivalents at beginning of period		**2,306**	2,241	**2,263**	2,195	**43**	46
Cash and cash equivalents at end of period [1]	7	**$ 2,479**	$ 2,009	**$ 2,460**	$ 1,989	**$ 19**	$ 20
[1] Included the following:							
Cash and cash equivalents related to:							
Continuing operations		**$ 2,479**	$ 2,007	**$ 2,460**	$ 1,989	**$ 19**	$ 18
Discontinued operations		**-**	2	**-**	-	**-**	2
		$ 2,479	$ 2,009	**$ 2,460**	$ 1,989	**$ 19**	$ 20
Supplemental information							
Cash paid for:							
Interest		**$ 13**	$ 28	**$ 9**	$ 2	**$ 14**	$ 33
Income taxes		**$ 8**	$ 5	**$ 8**	$ 2	**$ -**	$ 3

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

OMBARDIER INC.
ONSOLIDATED STATEMENTS OF CASH FLOWS
naudited)
r the nine months ended October 31
millions of U.S. dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	2005	2004	2005	2004	2005	2004
perating activities							
et income (loss)		**$ 163**	$ (141)	**$ 163**	$ (141)	**$ 113**	$ 18
on-cash items:							
Amortization		**401**	425	**381**	384	**20**	41
Income from BC		**-**	-	**(113)**	(18)	**-**	-
Provision for credit losses		**13**	24	**-**	-	**13**	24
Deferred income taxes		**12**	(36)	**1**	(43)	**11**	7
Loss (gain) on disposals of property, plant and equipment		**5**	(1)	**7**	(1)	**(2)**	-
Stock-based compensation		**7**	6	**7**	6	**-**	-
Special items	11	**51**	134	**51**	134	**-**	-
Net gain on disposal of discontinued operations, net of tax	5	**(93)**	-	**-**	-	**(93)**	-
et changes in non-cash balances related to operations	14	**(608)**	(482)	**(924)**	(425)	**39**	32
ash flows from operating activities		**(49)**	(71)	**(427)**	(104)	**101**	122
vesting activities							
dditions to property, plant and equipment		**(185)**	(238)	**(184)**	(237)	**(1)**	(1)
isposals of property, plant and equipment		**81**	25	**58**	25	**23**	-
et variation in finance receivables		**158**	137	**-**	-	**417**	(123)
dditions to assets under operating leases - BC		**(3)**	(17)	**-**	-	**(5)**	(28)
isposals of assets under operating leases - BC		**6**	21	**-**	-	**26**	203
ettlement of the Adtranz claim		**-**	209	**-**	209	**-**	-
isposal of discontinued operations, net of cash disposed		**1,363**	(28)	**-**	(28)	**1,363**	-
nvestment in BC / Advances and subordinated loans to Bombardier		**-**	-	**1,088**	355	**(1,088)**	(355)
Other		**190**	294	**(24)**	(71)	**214**	365
ash flows from investing activities		**1,610**	403	**938**	253	**949**	61
inancing activities							
et variation in short-term borrowings		**(300)**	(97)	**-**	-	**(300)**	(97)
roceeds from issuance of long-term debt	9	**7**	1,052	**7**	765	**-**	287
epayments of long-term debt		**(917)**	(416)	**(125)**	(54)	**(792)**	(362)
ssuance of shares, net of related costs		**-**	3	**-**	3	**-**	-
Repurchase of common shares	10	**(14)**	-	**(14)**	-	**-**	-
Dividends paid		**(19)**	(107)	**(19)**	(107)	**-**	-
Cash flows from financing activities		**(1,243)**	435	**(151)**	607	**(1,092)**	(172)
Effect of exchange rate changes on cash and cash equivalents		**(194)**	21	**(191)**	23	**(3)**	(2)
Net increase (decrease) in cash and cash equivalents		**124**	788	**169**	779	**(45)**	9
Cash and cash equivalents at beginning of period		**2,355**	1,221	**2,291**	1,210	**64**	11
Cash and cash equivalents at end of period [(1)]	7	**$ 2,479**	$ 2,009	**$ 2,460**	$ 1,989	**$ 19**	$ 20
[(1)] Included the following:							
Cash and cash equivalents related to:							
Continuing operations		**$ 2,479**	$ 2,007	**$ 2,460**	$ 1,989	**$ 19**	$ 18
Discontinued operations		**-**	2	**-**	-	**-**	2
		$ 2,479	$ 2,009	**$ 2,460**	$ 1,989	**$ 19**	$ 20
Supplemental information							
Cash paid for:							
Interest		**$ 241**	$ 251	**$ 115**	$ 92	**$ 140**	$ 178
Income taxes		**$ 31**	$ 15	**$ 28**	$ 6	**$ 3**	$ 9

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2005
(Unaudited)
(Tabular figures in millions of U.S. dollars, unless otherwise indicated)

Bombardier Inc. ("the Corporation") is incorporated under the laws of Canada. It is a manufacturer of transportation equipment, including business and regional aircraft and rail transportation equipment. It also provides financial services and asset management in business areas aligned with its core expertise.

Basis of presentation

Bombardier Inc. and its subsidiaries carry out their operations in three distinct segments, each one characterized by a specific operating cycle; therefore, the consolidated balance sheets are unclassified. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital ("BC"), in the interim consolidated financial statements.

The following describes the columns shown in these interim consolidated financial statements.

Bombardier Inc. consolidated	Bombardier	BC
Represents all of the activities of the Corporation on a consolidated basis, after the elimination of balances and transactions between Bombardier and BC.	Represents the activities of the Corporation's two manufacturing segments (aerospace and transportation). Transactions and balances between these segments have been eliminated, whereas transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for under the equity method and comprises BC's equity and the subordinated debt of Bombardier in BC.	Represents the financial services and real estate activities of the Corporation. The inventory finance and on- and off-balance sheet manufactured housing operations are reported as discontinued operations. Transactions and balances within BC have been eliminated, whereas transactions and balances between BC and Bombardier have not been eliminated.

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period, including the reclassification of inventory finance and on- and off-balance sheet manufactured housing operations as discontinued operations (see note 5 – Discontinued operations and assets held for sale).

Basis of consolidation

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly owned, as well as the accounts of variable interest entities ("VIEs") when the Corporation is the primary beneficiary. The interim consolidated financial statements also include the Corporation's proportionate share of its joint ventures.

Most legal entities of the transportation segment use a December-31 fiscal year end. As a result, the Corporation consolidates the operations of the transportation segment with the remainder of its operations with a one-month lag. To the extent that significant transactions or events occur during the one-month lag period, they are accounted for within the Corporation's interim consolidated financial statements.

Statements of cash flows reclassification

Effective the fourth quarter of fiscal year 2005, the Corporation changed the consolidated statements of cash flows classification of transactions between the manufacturing and BC segments, related to the financing of receivables and inventory. The effect of the change was to eliminate from the consolidated cash flows the effect of these transactions until cash is received from external customers. This change only impacted the Bombardier Inc. consolidated column and had no impact on the Bombardier and BC columns. These transactions are

presented as cash inflows from operating activities in the manufacturing segments and as a use of cash flows from investing activities in the BC segment when the transactions occur.

As a result of this change, consolidated cash flows from operating activities decreased by $26 million and $89 million respectively for the three- and nine-month periods ended October 31, 2004, with corresponding increases in consolidated cash flows from investing activities.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements, and follow the same accounting policies and methods in their application as the most recent annual Consolidated Financial Statements. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's annual report for fiscal year 2005.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. Historically, Bombardier Aerospace has had higher aircraft deliveries during the fourth quarter compared to the first three quarters of the fiscal year, generating higher revenues and gross margin in this quarter.

2. FINANCE RECEIVABLES

BC's finance receivables were as follows as at:

	October 31, 2005	January 31, 2005
Commercial aircraft		
Interim financing	**$ 766**	$ 1,000
Long-term leasing	**74**	66
	840	1,066
Receivable financing[1]	**-**	59
	840	1,125
Wind-down portfolios[2]	**208**	274
	1,048	1,399
Allowance for credit losses	**(18)**	(13)
	$ 1,030	$ 1,386

[1] Represented financing provided to the acquirer of the Corporation's former recreational products segment, a related party. This financing agreement matured during the second quarter of fiscal year 2006 and was not renewed.
[2] Wind-down portfolios mainly include the business aircraft and consumer finance portfolios.

Financing with four airlines represents approximately 78% of the total commercial aircraft interim financing portfolio as at October 31, 2005 (four airlines representing approximately 79% as at January 31, 2005).

3. ASSETS UNDER OPERATING LEASES AND OTHER

Assets under operating leases and other were as follows as at:

	October 31, 2005		January 31, 2005	
	Cost	Net book value	Cost	Net book value
BOMBARDIER				
Aircraft under the fractional ownership program	**$ 273**	**$ 270**	$ 145	$ 142
Pre-owned aircraft	**100**	**78**	129	107
	373	**348**	274	249
BC				
Continued portfolios	**214**	**130**	254	152
Wind-down portfolios	**102**	**61**	120	73
	316	**191**	374	225
	$ 689	**$ 539**	$ 648	$ 474

4. INVENTORIES

Bombardier's inventories were as follows as at:

	October 31, 2005	January 31, 2005
Long-term contracts	**$ 1,654**	$ 1,640
Aerospace programs	**1,595**	1,616
Finished products(1)	**863**	757
	$ 4,112	$ 4,013

(1) Finished products included eight new aircraft not associated with a firm order and eight pre-owned aircraft, totaling $169 million as at October 31, 2005 (three new aircraft and 11 pre-owned aircraft, totaling $95 million as at January 31, 2005).

Costs incurred and recorded margins related to long-term contracts and costs incurred related to ongoing aerospace programs amounted to $3,738 million and $2,271 million respectively as at October 31, 2005 ($4,089 million and $2,216 million respectively as at January 31, 2005).

Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $3,687 million and $1,022 million respectively as at October 31, 2005 ($4,276 million and $1,132 million respectively as at January 31, 2005), of which $1,603 million and $346 million respectively represent a liability disclosed as advances and progress billings in excess of related costs as at October 31, 2005 ($1,827 million and $532 million respectively as at January 31, 2005).

5. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In May 2005, the Corporation sold BC's inventory finance operations to GE Commercial Finance ("GE") for cash proceeds of $1.3 billion ($732 million after repayment by BC of its bank-sponsored securitized floorplan conduits not transferred to GE). The sale resulted in a pre-tax gain of $191 million ($121 million after tax). GE assumed the future servicing obligations of BC under current public securitized floorplan facilities. A total of 280 employees have been transferred to GE.

In July 2005, the Corporation sold its on-balance sheet manufactured housing operations to Vanderbilt Mortgage and Finance, Inc. for cash proceeds of $119 million, which resulted in an after-tax loss of $18 million.

In November 2005, the Corporation entered into an agreement to assign the servicing rights and obligations of BC's off-balance sheet manufactured housing operations to Green Tree Servicing LCC. The off-balance sheet portfolio amounted to approximately $900 million as at October 31, 2005. The transfer is subject to obtaining third party approvals and fulfillment of other customary conditions and is expected to occur in the first quarter of next fiscal year. As a result, after-tax charges of $10 million, mainly relating to asset impairment and severance, have been recorded in the three-month period ended October 31, 2005.

The assets and liabilities of BC's inventory finance operations and of the on- and off-balance sheet manufactured housing operations are segregated in the consolidated balance sheets as at October 31, 2005, and

January 31, 2005, and have been reported as "Assets held for sale" and "Liabilities related to assets held for sale." In addition, the related results of operations have been segregated in the accompanying consolidated statements of income and reported as discontinued operations for all periods presented.

The assets held for sale and the related liabilities were as follows:

	October 31, 2005	January 31, 2005
Assets		
Cash and cash equivalents	$ -	$ 10
Receivables	38	83
Finance receivables	-	2,199
Property, plant and equipment	-	2
Other assets	3	5
	$ 41	$ 2,299
Liabilities		
Accounts payable and accrued liabilities	$ 11	$ 74
Short-term borrowings[1]	-	300
Long-term debt[1]	-	1,188
	$ 11	$ 1,562

[1] Include $588 million related to bank-sponsored securitized floorplan conduits, which were repaid with the proceeds from the sale of the inventory finance operations.

The results of operations, including allocated interest expense, were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	2005	2004
Revenues	$ -	$ 43	$ 73	$ 134
Cost of sales	-	25	35	74
Selling, general and administrative	1	14	24	39
	1	39	59	113
Income (loss) before income taxes	(1)	4	14	21
Income taxes	-	2	8	8
	(1)	2	6	13
Gain (loss), net of tax, on sale of:				
Inventory finance operations	-	-	121	-
On-balance sheet manufactured housing operations	-	-	(18)	-
Loss related to planned disposal of off-balance sheet manufactured housing operations, net of tax	(10)	-	(10)	-
	$ (11)	$ 2	$ 99	$ 13

6. OTHER ASSETS

Other assets were as follows as at:

	October 31, 2005	January 31, 2005
BOMBARDIER		
Loans and lease receivables[1]	$ 293	$ 316
Intangible assets, net of accumulated amortization of $78 million as at October 31, 2005 ($64 million as at January 31, 2005)	168	195
Prepaid expenses	135	129
Investment in companies subject to significant influence	99	73
Investments	96	99
Restricted cash[2]	79	64
Investment in preferred shares of BRP Inc.	30	30
Other	36	49
	936	955
BC	117	360
	$ 1,053	$ 1,315

[1] Include $67 million of lease receivables of VIEs ($78 million as at January 31, 2005).
[2] Includes $60 million of restricted cash of VIEs ($61 million as at January 31, 2005).

7. SHORT-TERM BORROWINGS

Under banking syndicate agreements, Bombardier Inc. must maintain certain financial covenants, including a minimum liquidity of $1.0 billion in cash and cash equivalents at the end of each quarter, conditions that were met as at October 31, 2005.

Bombardier

Bombardier's credit facilities and their maturities were as follows as at October 31, 2005:

	Amounts committed	Amounts drawn	Letters of credit drawn	Amounts available	Maturity (fiscal year)
European	**$ 3,778**	**$ -**	**$ 3,120**	**$ 658**	**2008**
North American	**1,100**	**-**	**743**	**357**	**2008**
European letters of credit	**348**	**n/a**	**334**	**14**	**2008-2009**
	$ 5,226	**$ -**	**$ 4,197**	**$ 1,029**	

n/a: not applicable.

- In June 2005, the Corporation entered into a new $1.1-billion North American syndicated credit facility to refinance its existing $1.7-billion Cdn credit facility scheduled to mature in September 2005. The new facility is unsecured and matures in July 2007.
- During the second quarter of fiscal year 2006, Bombardier did not renew the 364-day portion of its European syndicated credit facility, amounting to €492 million, as the lower remaining credit facilities are consistent with its expected future requirements.

Bombardier's credit facilities and their maturities were as follows as at January 31, 2005:

	Amounts committed	Amounts drawn	Letters of credit drawn	Amounts available	Maturity (fiscal year)
European	$ 4,753	$ -	$ 3,103	$ 1,650	2006-2008
North American	1,388	-	1,128	260	2006
European letters of credit	378	n/a	89	289	2008-2009
	$ 6,519	$ -	$ 4,320	$ 2,199	

n/a: not applicable.

In addition to the letters of credit drawn shown in the above tables, Bombardier had bilateral facilities of $242 million as at October 31, 2005 ($287 million as at January 31, 2005).

BC

- BC did not renew its sole credit facility of $600 million, which matured in June 2005, consistent with BC's expected future liquidity requirements.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities were as follows as at:

	October 31, 2005	January 31, 2005
BOMBARDIER		
Trade accounts payable	$ **1,802**	$ 2,075
Sales incentives[(1)]	**1,250**	1,190
Product warranties	**975**	1,055
Accrued liabilities	**939**	1,277
Payroll related liabilities	**348**	334
Deferred revenue – fractional ownership program	**309**	163
Income and other taxes	**190**	120
Severance and other involuntary termination costs	**168**	229
Interest	**88**	73
Other	**677**	623
	6,746	7,139
BC	**118**	109
	$ **6,864**	$ 7,248

[(1)] Comprised of provisions for credit and residual value guarantees and for trade-in options as well as other related provisions and liabilities in connection with the sale of aircraft.

Severance and other involuntary termination costs

Changes in the provision for severance and other involuntary termination costs and other costs were as follows for the three- and nine-month periods ended October 31, 2005 and 2004:

	Severance and other involuntary termination costs	**Other**	**Total**
Balance as at January 31, 2005	**$ 229**	**$ 7**	**$ 236**
Current expense[(1)]	**15**	**18**	**33**
Changes in estimates[(1)]	**(8)**	**-**	**(8)**
Cash received (paid)	**(58)**	**3**	**(55)**
Effect of foreign currency exchange rate changes	**(12)**	**-**	**(12)**
Balance as at July 31, 2005	**166**	**28**	**194**
Current expense[(2)]	**3**	**6**	**9**
Changes in estimates[(2)]	**16**	**-**	**16**
Cash paid	**(16)**	**(14)**	**(30)**
Effect of foreign currency exchange rate changes	**(1)**	**-**	**(1)**
Balance as at October 31, 2005	**$ 168**	**$ 20**	**$ 188**

[(1)] Of which a charge of $26 million is related to the transportation segment and recorded in special items (see note 11 – Special items).
[(2)] The total is related to the transportation segment and recorded in special items (see note 11 – Special items).

	Severance and other involuntary termination costs	Other	Total
Balance as at January 31, 2004	$ 179	$ 37	$ 216
Current expense	53	38	91
Non-cash item	-	(23)	(23)
Cash paid	(50)	(1)	(51)
Effect of foreign currency exchange rate changes	(7)	(1)	(8)
Balance as at July 31, 2004	175	50	225
Current expense	88	(3)	85
Changes in estimates	(37)	(5)	(42)
Cash paid	(32)	(10)	(42)
Effect of foreign currency exchange rate changes	10	1	11
Balance as at October 31, 2004	$ 204	$ 33	$ 237

9. LONG-TERM DEBT

Bombardier's long-term debt includes $167 million of long-term debt related to consolidated VIEs as at October 31, 2005 ($246 million as at January 31, 2005), all of which relates to structures existing prior to May 1, 2004.

In May 2005 and October 2005, BC repaid at maturity medium-term notes amounting to $300 million and $200 million respectively.

In April 2004, the Corporation issued $500 million of notes bearing interest at 6.3% due in 2014, and $250 million of notes bearing interest at 7.45% due in 2034.

10. SHARE-BASED PLANS

Stock options

The number of stock options granted to purchase Class B Shares (Subordinate Voting) and the related weighted-average grant date fair value were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Number of stock options granted	**180,000**	425,000	**7,154,000**	15,192,520
Weighted-average grant date fair value	**$ 1.12**	$ 0.52	**$ 0.81**	$ 1.06

The fair value of each option granted was determined using an option pricing model and the following weighted-average assumptions:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Risk-free interest rate	**3.45%**	3.80%	**3.35%**	4.17%
Expected life (in years)	**5**	5	**5**	5
Expected volatility in the market price of the shares	**46.88%**	49.76%	**49.98%**	49.07%
Expected dividend yield	**1.20%**	1.20%	**1.20%**	1.20%

There were 55,696,045 and 53,462,540 stock options issued and outstanding as at October 31, 2005, and January 31, 2005, respectively. No stock options were exercised during the three- and nine-month periods ended October 31, 2005 and during the three-month period ended October 31, 2004. As a result of the exercise of stock options 882,050 Class B Shares (Subordinate Voting) were issued during the nine-month period ended October 31, 2004.

Pro forma disclosure of fair value of stock options
All awards granted or modified prior to February 1, 2003, are accounted for as capital transactions. No compensation expense is recorded in the consolidated statements of income for these awards.

If the stock options granted in fiscal year 2003 would have been accounted for based on the fair value method, the impact on net income (loss) and earnings (loss) per share would not have been significant.

Performance stock unit plan

During the second quarter of fiscal year 2006, the Board of Directors of the Corporation approved a performance stock unit plan under which performance stock units ("PSUs") may be granted to key employees. A total of 4,180,000 PSUs were authorized for issuance. The PSUs give recipients the right, upon vesting, to receive a certain number of the Corporation's Class B Shares (Subordinate Voting).

In August 2005, the Corporation granted 4,097,000 PSUs to key employees and repurchased 5,434,000 Class B Shares (Subordinate Voting) of the Corporation in the open market for $14 million. These shares are reserved for issuance under the PSU plan and the cost of the repurchase has been deducted from share capital. The PSUs

vest on June 10, 2008, if certain financial performance targets are met. The conversion ratio for vested PSUs ranges from 70% to 130%.

Compensation expense for PSUs that are expected to vest is measured based on the closing price of a Class B Share (Subordinate Voting) of the Corporation on the Toronto Stock Exchange on the date of grant and is recognized on a straight-line basis over the vesting period. The effect of any change in the number of PSUs that are expected to vest is accounted for in the period in which the estimate is revised.

Compensation expense of $1 million was recorded during the three- and nine-month periods ended October 31, 2005, with respect to the PSUs plan (nil for the same periods last fiscal year).

11. SPECIAL ITEMS

The special items were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Severance and other involuntary termination costs	**$ 19**	$ 51	**$ 27**	$ 104
Other[1]	**6**	(8)	**24**	30
	25	43	**51**	134
Income tax recovery	**(2)**	(16)	**(9)**	(21)
	$ 23	$ 27	**$ 42**	$ 113

[1] Comprised of lease termination and environmental costs, as well as other costs, partially offset by non-taxable gains on the sale of land and buildings, amounting to nil and $27 million for the three- and nine-month periods ended October 31, 2005.

The special items relate to restructuring activities to reduce the cost structure of the transportation segment. The restructuring plan contemplates workforce reductions of 7,600 positions, net of new hires, of which 7,300 are permanent positions, as well as site closures. Approximately 5,500 positions, net of new hires, including contractual employees, were eliminated as at October 31, 2005.

The total cost of the restructuring is estimated at $630 million, $572 million of which were recorded as at October 31, 2005. The remainder will be recorded in the fourth quarter of fiscal year 2006 and in fiscal year 2007.

12. INTEREST EXPENSE, NET

Bombardier's interest expense, net was as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Long-term debt[1]	**$ 45**	$ 38	**$ 137**	$ 107
Accretion on sales incentives	**8**	11	**25**	30
Interest with BC	**10**	7	**14**	19
Interest income	**(15)**	(11)	**(34)**	(26)
Other	**1**	-	**7**	6
	49	45	**149**	136
Intersegment elimination	**(10)**	(7)	**(14)**	(19)
	$ 39	$ 38	**$ 135**	$ 117

[1] Includes $3 million and $10 million of interest related to VIEs for the three- and nine-month periods ended October 31, 2005 (nil for the same periods last fiscal year).

BC's interest expense, net, amounting to $13 million and $53 million for the three- and nine-month periods ended October 31, 2005 ($25 million and $58 million for the same periods last fiscal year), is classified as cost of sales.

13. EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share were as follows:

(Number of shares and stock options in thousands)	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
Income (loss) from continuing operations	**$ 2**	$ 8	**$ 64**	$ (154)
Preferred share dividends, net of tax	**(7)**	(6)	**(19)**	(17)
Income (loss) from continuing operations available to common shareholders	**(5)**	2	**45**	(171)
Income (loss) from discontinued operations, net of tax	**(11)**	2	**99**	13
Net income (loss) available to common shareholders	**$ (16)**	$ 4	**$ 144**	$ (158)
Weighted-average number of common shares outstanding	**1,748,429**	1,750,467	**1,749,561**	1,750,234
Net effect of stock options	**-**	-	**-**	276
Weighted-average diluted number of common shares outstanding	**1,748,429**	1,750,467	**1,749,561**	1,750,510
Basic and diluted earnings (loss) per share:				
From continuing operations	**$ -**	$ -	**$ 0.03**	$ (0.10)
From discontinued operations	**(0.01)**	-	**0.06**	0.01
	$ (0.01)	$ -	**$ 0.08**	$ (0.09)

Except for 1,811,979 stock options for the nine-month period ended October 31, 2004, the effect of the exercise of stock options was excluded from the calculation of diluted earnings per share in the above table, since the average market value of the underlying shares was less than the exercise price or the predetermined target market price thresholds of the Corporation's Class B Shares (Subordinate Voting) for the respective periods. For the nine-month period ended October 31, 2004, the effect of the exercise of stock options on earnings per common share from continuing operations was anti-dilutive.

14. NET CHANGES IN NON-CASH BALANCES RELATED TO OPERATIONS

Net changes in non-cash balances related to operations were as follows:

	Three-month periods ended October 31		Nine-month periods ended October 31	
	2005	2004	**2005**	2004
BOMBARDIER				
Receivables	**$ 83**	$ (74)	**$ (134)**	$ (111)
Assets under operating leases and other	**(59)**	(49)	**(108)**	(134)
Inventories	**(27)**	(57)	**(178)**	151
Accounts payable and accrued liabilities	**(196)**	93	**(173)**	170
Advances and progress billings in excess of related costs	**(197)**	(167)	**(298)**	(376)
Accrued benefit liabilities, net	**(2)**	38	**3**	(76)
Other (mainly "Other assets")	**355**	3	**(36)**	(49)
	(43)	(213)	**(924)**	(425)
BC				
Receivables	**11**	(6)	**17**	35
Accounts payable and accrued liabilities	**(16)**	(8)	**(6)**	(29)
Other	**11**	23	**28**	26
	6	9	**39**	32
	(37)	(204)	**(885)**	(393)
Intersegment elimination	**248**	(26)	**277**	(89)
	$ 211	$ (230)	**$ (608)**	$ (482)

15. EMPLOYEE FUTURE BENEFITS

The components of the benefit cost were as follows for the three-month periods ended October 31:

			2005				2004
		Pension benefits		**Other benefits**		Pension benefits		Other benefits
Current service cost	$	**42**	$	**3**	$	40	$	3
Interest cost		**71**		**4**		69		4
Expected return on plan assets		**(60)**		**-**		(58)		-
Amortization of past service costs		**2**		**-**		1		-
Amortization of actuarial loss		**19**		**3**		18		2
	$	**74**	$	**10**	$	70	$	9

The components of the benefit cost were as follows for the nine-month periods ended October 31:

				2005				2004
		Pension benefits		**Other benefits**		Pension benefits		Other benefits
Current service cost	$	**126**	$	**8**	$	118	$	8
Interest cost		**215**		**14**		205		13
Expected return on plan assets		**(180)**		**-**		(171)		-
Amortization of past service costs		**5**		**-**		3		-
Amortization of actuarial loss		**56**		**10**		53		6
Curtailment loss (gain)		**1**		**(1)**		-		-
	$	**223**	$	**31**	$	208	$	27

16. COMMITMENTS AND CONTINGENCIES

In addition to the commitments and contingencies described elsewhere in these interim consolidated financial statements, the Corporation is subject to other off-balance sheet risks. The table below presents the maximum potential exposure for each major group of exposure. The maximum potential exposure does not reflect payments expected to be made by the Corporation.

				October 31, 2005				January 31, 2005
		Maximum potential exposure		**Provisions and liabilities[1]**		Maximum potential exposure		Provisions and liabilities[1]
Aircraft sales								
Credit (a)	$	**1,415**			$	1,074		
Residual value (a)		**2,594**				2,481		
Mutually exclusive exposure[2]		**(910)**				(811)		
Total credit and residual value exposure	$	**3,099**	$	**951**	$	2,744	$	817
Trade-in options (b)		**1,297**		**18**		1,470		24
Fractional ownership put options (c)		**3**		**1**		21		5
Other[3]								
Credit and residual value (e)		**170**		**-**		181		-
Repurchase obligations (f)		**164**		**65**		175		61
Performance guarantees (g)		**967**		**-**		1,031		-

(1) Included in accounts payables and accrued liabilities.
(2) Some of the residual value guarantees can only be exercised once the credit guarantees have expired without exercise and, therefore, the exposure under these guarantees must not be added together to calculate the combined maximum exposure for the Corporation.
(3) In addition, the Corporation has also provided other guarantees (see section h).

The Corporation's maximum exposure in connection with credit and residual value guarantees related to sale of aircraft represents the face value of the guarantees before giving effect to the net benefit expected from the estimated value of the aircraft and other assets available to mitigate the Corporation's exposure under these guarantees. The provisions for anticipated losses have been established to cover the risks from these guarantees after considering the effect of the estimated resale value of the aircraft, which is based on independent third party evaluations, the anticipated proceeds from other assets covering such exposures, as well as liabilities available to

mitigate the exposures. The anticipated proceeds from the collaterals are expected to cover the Corporation's total credit and residual value exposure, after taking into account the provisions and liabilities.

Aircraft sales

a) ***Credit guarantees and residual value guarantees*** – Bombardier provides credit guarantees in the form of lease and loan payment guarantees, as well as services related to the remarketing of aircraft. These guarantees, which are mainly issued for the benefit of providers of financing to customers, mature in different periods up to 2025. Substantially all financial support involving potential credit risk lies with commercial airline customers. The credit risk relating to three commercial airline customers accounted for 60% of the total maximum credit risk as at October 31, 2005. In most circumstances, a claim under a credit guarantee may be made only upon sale of the underlying aircraft to a third party.

In addition, Bombardier provides guarantees for the residual value of aircraft at the expiry date of certain financing and lease agreements. The guarantee provides for a contractually limited payment to the guaranteed party, which is typically a percentage of the first loss from a guaranteed value. In most circumstances, a claim under a residual value guarantee may be made only upon resale of the underlying aircraft to a third party.

The following table summarizes the outstanding residual value guarantees as at October 31, 2005, and the period in which they can be exercised:

Less than 1 year	$	29
From 1 to 5 years		142
From 6 to 10 years		583
From 11 to 15 years		994
Thereafter		846
	$	2,594

b) ***Trade-in options*** – In connection with the sale of new aircraft, the Corporation provides, from time to time, trade-in options to customers. These options allow customers to trade in their pre-owned aircraft at a predetermined amount and during a predetermined period, conditional upon the purchase of a new aircraft.

The Corporation's commitment to purchase pre-owned aircraft, as at the earliest exercise date, was as follows as at October 31, 2005:

Less than 1 year	$	902
From 1 to 3 years		138
From 4 to 5 years		222
Thereafter		35
	$	1,297

The Corporation reviews its trade-in aircraft purchase commitments relative to the aircraft's anticipated fair value and records anticipated losses as a charge to income. Fair value is determined using both internal and external aircraft valuations, including information from the sale of similar aircraft in the secondary market. Provisions relating to anticipated losses on trade-in options amounted to $14 million as at October 31, 2005 ($18 million as at January 31, 2005). These provisions were based on the likelihood that these options will be exercised. In addition, a provision related to trade-in commitments in connection with firm orders for new aircraft amounted to $4 million as at October 31, 2005 ($6 million as at January 31, 2005).

c) ***Fractional ownership put options*** – Under the North American *Flexjet* fractional ownership program, certain customers can trade in their fractional shares of aircraft at predetermined amounts for fractional shares of a larger model at predetermined amounts. The total commitment to repurchase fractional shares of aircraft, in exchange for fractional shares of a larger model, was $3 million as at October 31, 2005 ($21 million as at January 31, 2005). Provisions relating to anticipated losses based on the likelihood that these options will be exercised amounted to $1 million as at October 31, 2005 ($5 million as at January 31, 2005).

In addition, the Corporation provides customers with an option to sell back their fractional shares of the aircraft at estimated fair value within a predetermined period from the date of purchase. The Corporation's commitment to repurchase fractional shares of aircraft based on estimated current fair values totalled $547 million as at

October 31, 2005 ($527 million as at January 31, 2005). Since the purchase price is established at the estimated fair value of the fractional shares at the time the option is exercised, the Corporation is not exposed to off-balance sheet risks in connection with these options.

d) ***Financing commitments*** – The Corporation has committed to provide financing in relation to sale of aircraft, which, net of third party financing already arranged, amounted to $3.4 billion as at October 31, 2005 ($4.6 billion as at January 31, 2005). These commitments are related to aircraft in interim financing and to aircraft on firm order scheduled for delivery through fiscal year 2010 and have scheduled expiration dates. The Corporation mitigates its exposure to interest and credit risks by including terms and conditions in the financing agreements that guaranteed parties must satisfy prior to benefiting from the Corporation's commitment.

Other guarantees

e) ***Credit and residual value guarantees*** – In connection with the sale of certain transportation rail equipment, Bombardier has provided a credit guarantee of lease payments amounting to $47 million as at October 31, 2005, ($45 million as at January 31, 2005). This guarantee matures in fiscal year 2024 and relates to one customer. In addition, at the expiry date of certain financing and other agreements, the Corporation provides residual value guarantees amounting to $123 million as at October 31, 2005 ($136 million as at January 31, 2005), mostly in the transportation segment. These guarantees are mainly exercisable in fiscal year 2012.

f) ***Repurchase obligations*** – The Corporation has provided certain financing providers in the transportation segment the right, under certain conditions, to sell back equipment to the Corporation at predetermined prices. An amount of $164 million as at October 31, 2005 ($175 million as at January 31, 2005), relates to two agreements whereby the Corporation may be required, beginning in fiscal year 2009, upon customer default on payments to the financing providers, to repurchase the equipment. In addition, on three separate dates, beginning in fiscal year 2009, the Corporation may also be required to repurchase the equipment. In connection with this commitment, funds have been deposited in a cash collateral account by the customer, which, together with accumulated interest, are expected to entirely cover the Corporation's exposure. A provision for repurchase obligations amounting to $65 million is included in accounts payable and accrued liabilities as at October 31, 2005 ($61 million as at January 31, 2005).

g) ***Performance guarantees*** – In certain projects carried out through consortia or other partnership vehicles in the transportation segment, all partners are jointly and severally liable to the customer. In the normal course of business under such joint and several obligations, or under performance guarantees that may be issued in relation thereto, each partner is generally liable to the customer for a default by the other partner. These projects normally provide counter indemnities among the partners. These obligations and guarantees typically extend until final product acceptance by the customer. The Corporation's maximum exposure to projects for which the exposure of the Corporation is capped amounted to approximately $218 million as at October 31, 2005 ($228 million as at January 31, 2005). For projects for which the exposure of the Corporation is not capped, such exposure has been determined in relation to the Corporation's partners' share of the total contract value. Under this methodology, the Corporation's exposure would amount to approximately $749 million as at October 31, 2005 ($803 million as at January 31, 2005). Such joint and several obligations and guarantees have been rarely called upon in the past, and no significant liability has been recognized in the interim consolidated financial statements in connection with these obligations and guarantees.

h) ***Other*** – In the normal course of business, the Corporation has entered into agreements that include indemnities in favour of third parties, mostly tax indemnities. These agreements generally do not contain specified limits on the Corporation's liability and therefore, it is not possible to estimate the Corporation's maximum liability under these indemnities.

Sale and leaseback

BC and Bombardier concluded third-party sale and leaseback transactions mostly relating to freight cars and pre-owned aircraft. The freight cars are in most instances simultaneously leased to operators. Residual value guarantees, mainly related to pre-owned aircraft, amounted to $35 million as at October 31, 2005 ($97 million as at January 31, 2005).

Operating leases

The Corporation leases buildings and equipment and assumes aircraft operating lease obligations on the sale of new aircraft. The related residual value guarantees totalled $75 million as at October 31, 2005 ($80 million as at January 31, 2005).

Litigations

On February 7, 2005, the Teamsters Local 445 Freight Division Pension Fund filed a class action complaint in the U.S. district court of the Southern District of New York against the Corporation, Bombardier Capital Inc., Bombardier Capital Mortgage Securitization Corporation ("BCMSC") and others for alleged violations of federal securities laws relating to BCMSC's Senior/Subordinated Pass-Through Certificates, Series 2000-A due January 15, 2030. On April 15, 2005, the plaintiffs filed an amended complaint, such amendments include the inclusion of all open market purchasers of BCMSC's Senior/Subordinated Pass-Through Certificates, Series 1998-A, Series 1998-B, Series 1998-C, Series 1999-A, Series 1999-B, Series 2000-A and Series 2000-B as part of the putative class. The Corporation believes this complaint is without merit and will vigorously defend its position.

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters.

Management believes the Corporation has set up adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

17. VARIABLE INTEREST ENTITIES

During the nine-month period ended October 31, 2005, the Corporation closed a $1.7 billion securitization transaction created solely to purchase assets in connection with the sale of 70 regional aircraft. As part of this transaction, a special purpose entity ("SPE") was created to purchase these assets. The Corporation has variable interests in this SPE, mostly in the form of certain credit enhancements and a subordinated beneficial interest. The assets and liabilities of this VIE amounted to approximately $1.7 billion as at October 31, 2005. In addition, the Corporation entered into other arrangements with VIEs relating to financing structures for the sale of regional aircraft with assets and liabilities of $248 million and $114 million respectively as at October 31, 2005.

Based on the current assessment of the risk sharing agreement with a government agency, Management has determined that the Corporation is not the primary beneficiary for the above-discussed structures and therefore consolidation of these VIEs is not required.

18. SEGMENT DISCLOSURE

The Corporation operates in the three reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies.

Bombardier Aerospace	Bombardier Transportation	Bombardier Capital
Bombardier Aerospace is a manufacturer of business, regional and amphibious aircraft and a provider of related services. It offers comprehensive families of regional jet and turboprop commercial aircraft and a wide range of business jets. It also provides the *Flexjet* fractional ownership and hourly flight time entitlement programs, parts logistics, technical services, aircraft maintenance and pilot training. Bombardier Aerospace's main manufacturing facilities are located in Canada, the U.K., and the U.S.A.	Bombardier Transportation is the global leader in the rail equipment manufacturing and servicing industry and offers a full range of passenger railcars, including locomotives, light rail vehicles and automated people movers. It also provides electrical propulsion and control equipment, as well as complete rail transportation systems and rail control solutions. Transportation is also a provider of maintenance services. Bombardier Transportation's main manufacturing facilities are located in Germany, the U.K., France, Canada and the U.S.A.	BC offers interim financing of commercial aircraft, primarily in North American markets, and manages the wind-down of various portfolios.

The accounting policies of the segments are the same as those described in the Corporation's annual report for the fiscal year ended January 31, 2005.

Management assesses the performance of its manufacturing segments based on earnings (loss) before net interest and income taxes. The performance of the BC segment is assessed based on earnings (loss) from continuing operations before income taxes. BC's interest costs are included in cost of sales.

Corporate charges are allocated to segments mostly based on each segment's revenues. Intersegment transactions are carried out in the normal course of business and are measured at the exchange value, which is the consideration determined and accepted by the related segments.

Net segmented assets exclude cash and cash equivalents, investment in BC and advances and subordinated loans to Bombardier, and deferred income taxes, and are net of accounts payable and accrued liabilities (excluding income taxes and interest payable), advances and progress billings in excess of related costs and accrued benefit liabilities.

The tables containing the detailed segmented data are shown hereafter.

BOMBARDIER INC.
SEGMENT DISCLOSURE
(Unaudited)
For the three months ended October 31
(in millions of U.S. dollars)

Industry segments	Notes	Bombardier Inc. consolidated 2005	Bombardier Inc. consolidated 2004	Aerospace 2005	Aerospace 2004	Transportation 2005	Transportation 2004	BC 2005	BC 2004
External revenues									
Manufacturing		$ 2,279	$ 2,710	$ 1,325	$ 1,226	$ 954	$ 1,484	$ -	$ -
Services		669	538	340	251	329	287	-	-
Financing		44	56	-	-	-	-	44	56
Other		351	303	122	149	229	154	-	-
		3,343	3,607	1,787	1,626	1,512	1,925	44	56
Intersegment revenues		-	-	-	-	3	4	10	7
Segmented revenues		3,343	3,607	1,787	1,626	1,515	1,929	54	63
Cost of sales		2,886	3,129	1,536	1,382	1,322	1,715	31	36
Selling, general and administrative		207	210	93	87	108	113	6	10
Amortization		139	143	102	97	29	35	8	11
Research and development		45	39	28	17	17	22	-	-
Special items	11	25	43	-	-	25	43	-	-
		3,302	3,564	1,759	1,583	1,501	1,928	45	57
Income from continuing operations before interest expense, net and income taxes		$ 41	$ 43	$ 28	$ 43	$ 14	$ 1	$ 9	$ 6
Additions to property, plant and equipment		$ 46	$ 124	$ 31	$ 68	$ 15	$ 56	$ -	$ -

BOMBARDIER INC.
SEGMENT DISCLOSURE
(Unaudited)
For the nine months ended October 31
(in millions of U.S. dollars)

Industry segments		**Bombardier Inc. consolidated**		**Aerospace**		**Transportation**		**BC**	
	Notes	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
External revenues									
Manufacturing		**$ 7,701**	$ 8,000	**$ 4,364**	$ 3,913	**$ 3,337**	$ 4,087	**$ -**	$ -
Services		**1,893**	1,710	**909**	823	**984**	887	**-**	-
Financing		**138**	161	**-**	-	**-**	-	**138**	161
Other		**1,090**	1,080	**407**	601	**683**	479	**-**	-
		10,822	10,951	**5,680**	5,337	**5,004**	5,453	**138**	161
Intersegment revenues		**-**	-	**-**	-	**11**	12	**30**	26
Segmented revenues		**10,822**	10,951	**5,680**	5,337	**5,015**	5,465	**168**	187
Cost of sales		**9,377**	9,723	**4,887**	4,651	**4,406**	4,981	**111**	110
Selling, general and administrative		**632**	631	**276**	256	**338**	348	**18**	27
Amortization		**401**	425	**298**	279	**83**	105	**20**	41
Research and development		**136**	98	**74**	39	**62**	59	**-**	-
Special items	11	**51**	134	**-**	-	**51**	134	**-**	-
		10,597	11,011	**5,535**	5,225	**4,940**	5,627	**149**	178
Income (loss) from continuing operations before interest expense, net and income taxes		**$ 225**	$ (60)	**$ 145**	$ 112	**$ 75**	$ (162)	**$ 19**	$ 9

As at	**October 31, 2005**	January 31, 2005	**October 31, 2005**	January 31, 2005	**October 31, 2005**	January 31, 2005	**October 31, 2005**	January 31, 2005
Net segmented assets	**$ 3,683**	$ 2,934	**$ 2,422**	$ 2,258	**$ 711**	$ 237	**$ 550**	$ 439
Accounts payable and accrued liabilities	**6,746**	7,139						
Interest payable	**(88)**	(73)						
Income taxes payable	**(70)**	(61)						
Advances and progress billings in excess of related costs	**1,949**	2,359						
Accrued benefit liabilities	**872**	895						
Deferred income tax asset	**418**	443						
Cash and cash equivalents	**2,460**	2,291						
Total assets – Bombardier	**15,970**	15,927						
Investment in BC	**(550)**	(439)						
Advances from BC	**(158)**	(71)						
Subordinated loans from BC	**(914)**	-						
Total assets – BC	**2,693**	4,704						
Total assets – Bombardier Inc. consolidated	**$ 17,041**	$ 20,121						
Additions to property, plant and equipment	**$ 185**	$ 238	**$ 141**	$ 159	**$ 43**	$ 78	**$ 1**	$ 1